As filed with the Securities and Exchange Commission on March 31, 2015

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

DIAMONDHEAD CASINO CORPORATION

(Exact name of registrant as specified in charter)

Delaware	59-2935476
(State of Incorporation)	(I.R.S. EIN)

1013 Princess Street, Alexandria, Virginia  22314

(Address of principal executive offices/zip code)

Registrant’s telephone number, including area code:  703-683-6800

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock par value $ .001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

i

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 10 contains forward-looking statements and involves risks and uncertainties that could materially affect the Company’s future plans, business strategy, expected results of operations, liquidity, cash flows, and business prospects. These statements include, among other things, statements regarding our ability to implement our business plan and business strategy, our ability to obtain financing to sustain the Company, our ability to finance our future development and future operations, our ability to attract key personnel, and our ability to operate profitably in the future. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Any statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may”, “will”, “should”, “expects”, “anticipates”, “contemplates”, “estimates”, “believes”, “intends”, “plans”, “projects”, “predicts”, “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider risks and uncertainties relating to various factors, including, but not limited to, financing, licensing, construction and development, competition, legal actions, federal, state, county and/or city government actions, general financing conditions, and general economic conditions.

The Company’s actual results may differ significantly from results projected in the forward-looking statements. We undertake no obligation to revise or update forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements

Throughout this Registration Statement references to “we”, “our”, “us”, “Diamondhead Casino Corporation”, the “Company”, and similar terms refer to Diamondhead Casino Corporation and its wholly-owned subsidiaries, unless the context indicates otherwise.

ITEM 1.      BUSINESS

The Company is a Delaware corporation which was incorporated on November 15, 1988, under the name “Europa Cruises Corporation.”  In 1989, the Company became a publicly-held company. On November 22, 2002, the Company amended its Certificate of Incorporation to change its name to “Diamondhead Casino Corporation.” The Company currently has three subsidiaries.

The Company has no current operations in any state. The Company has had no income or revenue from any operations since 2000. The Company currently has no employees other than two persons who serve in executive officer capacities.

Previous Florida Operations

From inception through approximately August of 2000, the Company operated gambling vessels in international waters. The vessels sailed from various state ports into international waters where gaming operations were conducted. From approximately 1994 through August of 2000, operations were conducted primarily out of ports located in Miami Beach, Florida, Ft. Myers Beach, Florida, and Madeira Beach, Florida.  By the end of 2000, the Company had divested itself of its gaming operations to satisfy financial obligations to its vendors, lenders and taxing authorities and to focus its resources on the development of a casino resort in Diamondhead, Mississippi.  The Company has had no gaming operations since 2000. The Company has no current operations in Florida, no offices in Florida, and no employees in Florida.

Mississippi

The Company is a single asset entity. It owns, through its wholly-owned subsidiary, Mississippi Gaming Corporation, an approximate 404 acre undeveloped property located at 7051 Interstate 10, Diamondhead, Mississippi 39525 (hereafter “the Diamondhead Property” or “the Property”). The Company intends to develop the Property beginning with a casino resort.  The Company is in the early development stages of the project. There can be no assurance that the substantial funds required for the design and construction of the project can be obtained or obtained on acceptable terms.  Moreover, there can be no assurance that if the requisite financing for the project is obtained and the project is constructed, that the project will be successful. The Company has no current operations in Mississippi, no offices in Mississippi, and no employees in Mississippi.

Property Zoning

The Diamondhead Property is located entirely within the City of Diamondhead and Hancock County.  The City of Diamondhead incorporated in February of 2012. On October 15, 2012, the Mayor and City Council adopted a Zoning Ordinance in which the City of Diamondhead zoned the entire Property as “C-2 - Interstate Commercial/Gaming/Resort.”  Thus, the requisite City zoning is currently in place for a casino.

Land-Based Gaming

All references in this section to Mississippi law are qualified in their entirety by reference to the actual text of the law.

On August 29, 2005, Hurricane Katrina struck the Gulf coast of the United States causing extensive damage to Louisiana and Mississippi, including Biloxi, Gulfport, and Bay St. Louis, Mississippi.  Hurricane Katrina damaged or destroyed most of the casinos on the Gulf coast.  Prior to Hurricane Katrina, Mississippi law required that casinos on the Gulf coast be built in, on, or above the water and be located a minimum of fifty percent below mean high tide.

On October 17, 2005, in response to the devastation caused by Hurricane Katrina, Mississippi passed new legislation that allows casinos located in certain statutorily-described areas, including

St. Louis Bay, where the Diamondhead Property is located, to be constructed on land no more than 800 feet from the mean high-water line. Under Mississippi’s new legislation, the part of the structure in which licensed gaming activities are conducted must be located entirely in an area which is located no more than eight hundred (800) feet from the mean high-water line (as defined in Section 29-15-1 of the Mississippi Code) of the waters within the State of Mississippi, which lie adjacent to the State of Mississippi south of the three (3) most southern counties in the State of Mississippi, including the Mississippi Sound, St. Louis Bay, Biloxi Bay and Pascagoula Bay or, with regard to Harrison County only, no farther north than the southern boundary of the right-of-way for U.S. Highway 90, whichever is greater. In the case of a structure that is located in whole or part on shore, the part of the structure in which licensed gaming activities are conducted must lie adjacent to state waters south of the three (3) most southern counties in the State of Mississippi, including the Mississippi Sound, St. Louis Bay, Biloxi Bay and Pascagoula Bay. When the site upon which the structure is located consists of a parcel of real property, easements and rights-of-way for public streets and highways are not construed to interrupt the contiguous nature of the parcel, nor is the footage contained within the easements and rights-of-way counted in the calculation of the distances specified above.

The Company intends to take advantage of the Mississippi legislation that allows casinos to be built on land.

Annual In-Lieu Tidelands Assessment

Since the Company intends to construct a casino on land in Mississippi, the Company will no longer require a tidelands lease from the Secretary of State. Under Mississippi’s prior law, which required that the Company’s casino be in, on, or above water and a minimum of fifty percent at or below mean high tide, the Company would have required a tidelands lease to lease water-bottoms owned by the State.

However, on or about October 17, 2005, when Mississippi passed new legislation permitting casinos to be built on land in certain locations, Mississippi also passed a companion law that requires any person possessing a license under the Mississippi Gaming Control Act, who operates a gaming establishment in any of the three most southern counties of the State (including Hancock County in which the Company’s Property is located), and who does not lease public trust tidelands from the State, to pay an annual in-lieu tidelands assessment to the Public Trust Tidelands Assessments Fund. For calendar year 2006, the annual in-lieu tidelands assessment was between $400,000 and $750,000, based on an escalating scale which is measured by the capital investment in the part of the structure in which the licensed gaming activities are conducted. For each calendar year thereafter, the Secretary of State is required to review and adjust the value of the capital investment and the annual in-lieu tidelands assessment due. Such review and adjustment shall be tied to the Consumer Price Index.

This annual in-lieu tidelands assessment will apply to any casino constructed on land on the Diamondhead Property.

Mississippi Gaming Site Approval

In the State of Mississippi, in addition to local zoning, a proposed gaming site must obtain Gaming Site Approval. Only the Mississippi Gaming Commission has the authority to grant Gaming Site Approval. On or about May 29, 2014, the title holder of the Property, Mississippi Gaming Corporation, a wholly-owned subsidiary of the Company, applied for gaming site approval for a fifty (50) acre site on the Diamondhead Property. In its Notice of Intent, the applicant anticipated the casino would contain approximately 1250 slot machines and approximately 40 table games and contain an estimated 80,000 square feet of gaming space. On August 21, 2014, the Mississippi Gaming Commission granted Gaming Site Approval for a fifty acre site on the Diamondhead Property.

The Mississippi Gaming Commission found, in pertinent part, as follows: 1) that in accordance with the Mississippi Gaming Control Act of 1990, codified as Miss. Code Ann. § 75-76-1 et seq., Miss. Code Ann. § 19-3-79, and Miss. Code Ann. §97-33-1, as amended, the citizens of Hancock County, Mississippi voted to authorize gaming in Hancock County, and thus gaming is legal at qualifying locations within Hancock County, Mississippi; that the proposed gaming area is within 800 feet of the mean high water line of the Bay of St. Louis and is thus a legal gaming site under the Mississippi Control Act of 1990, as amended, and 13 Mississippi Administrative Code Part 2 Rule 2.2(a)(1) and (3); and that the Proposed Site is properly zoned for gaming.

The Gaming Site Approval was granted for a period expiring three years after the date Approval to Proceed with Development is granted. The Property owner has not yet applied for Approval to Proceed with Development.

Additional Permits, Authorizations and Approvals Are Required

In addition to Gaming Site Approval, the development of the Diamondhead Property requires the Company to obtain additional permits, authorizations and approvals from various federal, state, county, and/or city agencies, boards and commissions, which may include, but not be limited to, the following: U.S. Army Corps of Engineers,  Environmental Protection Agency,  U.S. Fish and Wildlife Service, U.S. Coast Guard,  Port and Harbor Commission,  Mississippi Gaming Commission, Mississippi Department of Marine Resources, Mississippi Commission on Environmental Quality, Mississippi Department of Transportation, Hancock County, and/or the City of Diamondhead. The regulatory environment relating to such permits, authorizations and approvals is uncertain and subject to constant change. There can be no assurance that all permits, authorizations and/or approvals can be obtained, or that if obtained, that they will be renewed. While there is no pending environmental litigation, the foregoing permits, authorizations and approvals remain subject to future litigation and the actions of environmental groups and various federal, state, county and/or local governments and agencies, including, but not limited to, the foregoing. The Company will be required to spend significant funds to pay the architects, surveyors, engineers, accountants, attorneys, consultants and other experts required to prepare and process the applications required for the permits, authorizations and approvals required. The amount ultimately required is unknown at this time, but the Company does not have sufficient funds required for this purpose. There can be no assurance the Company will be able to obtain the funds required for this purpose or can obtain the funds required on acceptable terms.

Uncertain Regulatory and Political Environment

The political environment in which the Company and/or its subsidiaries intend to operate is also uncertain, dynamic and subject to rapid change. Existing operators often propose and support legislation and/or litigation designed to make it difficult or impossible for competition to enter a market. This political and regulatory environment makes it impossible to predict the effects that the adoption of and changes in gaming laws, rules and regulations and/or competition will have on development of a gaming resort. Moreover, legislatures in states in which gaming is legal often consider wide-ranging legislation and regulations which could adversely affect operations and expected revenues. Likewise, the federal government often considers legislation which could adversely affect operations and expected revenues. More recently, certain states have legalized internet gaming. The long term effects of legalizing internet gaming on the casino industry in general and on the Company’s proposed casino operation, are unknown.

Anti-Gaming Referenda

On at least three separate occasions since 1998, certain anti-gaming groups have proposed referenda that, if adopted, would have banned gaming in Mississippi and required that gaming entities cease operations within two years after the ban.  All three of the proposed referenda were ruled illegal by Mississippi State trial courts. If such a referendum were to be approved by the voters, it would have a material adverse effect on the Company.

Mississippi Regulation

The Company has no current operations in Mississippi and does not operate any gaming facility in Mississippi. The Company intends to develop its Diamondhead property as a destination casino resort.

Assuming it is successful in developing its resort, the Company and its subsidiaries and/or affiliates will be subject to federal, state, county, city and local, laws, rules, ordinances and regulations with respect to the operation of any gaming facility. The following is intended to serve as a partial description of the Mississippi regulatory environment in which the Company or its subsidiaries or joint venture partner(s) would seek approvals to construct and operate a gaming facility and is not intended to be a complete, precise, or up-to-date recitation of all applicable laws, rules, regulations or ordinances that might affect the Company’s operations or with which the Company would be required to comply. Additional or more restrictive laws, rules and regulations could be adopted at any time or gambling could be completely banned.

The location of, ownership of, and operation of gaming facilities in Mississippi are subject to extensive state and local regulation, primarily through the licensing and control of the Mississippi Gaming Commission and the Mississippi State Tax Commission. The Company and/or its subsidiaries must register and be licensed under the Mississippi Gaming Control Act and its gaming operations will be subject to the regulatory control of the Mississippi Gaming Commission, the Mississippi State Tax Commission and various state, county and local regulatory agencies.

The Mississippi Gaming Control Act gives the Mississippi Gaming Commission (the “Commission”) extensive power to enforce the Act and adopt regulations in furtherance of the Act (the “Mississippi Regulations”). The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to: (1) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity; (2) establish and maintain responsible accounting practices and procedures; (3) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission; (4) prevent cheating and fraudulent practices; (5) provide a source of state and local revenues through taxation and licensing fees; and (6) ensure that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Commission. Changes in Mississippi law or the regulations or the Commission’s interpretation thereof may limit or otherwise materially affect the types of gaming that may be conducted and could have a material adverse effect on Mississippi gaming operations.

Approval Process

The Commission has divided the approval process into two separate phases: (1) gaming site approval; and (2) approval to proceed with development.

1.  Gaming Site Approval

Mississippi Gaming Corporation, which holds title to the Property and is a wholly-owned subsidiary of the Company, obtained Gaming Site Approval on August 21, 2014. With respect to gaming site approval, approval constitutes only the Commission’s finding that the location complies with applicable gaming laws and regulations. Gaming site approval does not entitle the recipient to proceed with development, nor does it constitute a license to engage in gaming or a right to a gaming license. Gaming site approval is a revocable privilege and no holder acquires any vested right therein. The Mississippi Gaming Commission reserves the right to revoke any site approval should the circumstances change that would make the site illegal or unsuitable.

An application for gaming site approval in the three most southern counties must include evidence satisfactory to the Commission in support thereof including: (1) a survey indicating the specific location of the property; (2) the current use of any adjacent property as well as the location of the nearest residential area, church and school; (3) evidence that all applicable zoning ordinances allow gaming at the proposed site; and (4) a survey establishing the mean high water line, performed by a qualified surveyor for performance of tidal surveys.

Gaming establishments in the three most southern counties in the State of Mississippi, including Hancock County, are permitted to be permanent inland structures. No point in the gaming area may be more than eight hundred (800) feet from the nineteen (19) year mean high water line. Harrison County establishments south of Highway 90 may exceed the eight hundred (800) foot measurement up to the southern boundary of Highway 90. All public easements and rights-of-way for public streets and highways are excluded from the 800 foot measurement. Any point of reference used to determine the 800 foot distance from the mean high water line must be located on the applicant or licensee’s premises. The applicant or licensee must own and/or lease the land that is contiguous both to the parcel used to conduct gaming and the point of reference used to determine the mean high water line, and this land must be shown to be an integral part of the project. The Commission has final authority in reviewing and approving each site as it pertains to meeting the requirements of this regulation.

2.  Approval to Proceed with Development

With respect to obtaining the Commission’s approval to proceed with development, the following information, together with documentation to support this information, must be submitted to the Commission:

1) Architectural plans or renderings showing details of all proposed construction and renovation for the project, together with a footprint of the project and a description of the construction and type of parking facilities, as well as parking lot capacity. Commission approval requires that the project include a 500-car, or larger parking facility in close proximity to the casino complex, and infrastructure facilities shall include a 300-room, or larger hotel of at least a three diamond rating as defined by an acceptable travel publication to be determined by the Commission. In addition, infrastructure facilities must include a restaurant capable of seating at least 200 people and a fine dining facility capable of seating at least 75 people, and the casino floor must be at least 40,000 square feet. The project will also have or support an amenity that will be unique to the market and will encourage economic development and promote tourism. The Commission will have authority in determining the quality of the amenity and the ultimate approval of the amenity, and may, in its discretion, reduce the requirements above should it determine that there is a justification to do so in certain markets. The Commission will further determine, in its discretion, if the prerequisite hotel and dining facilities may be supplanted by an amenity of high value to the overall tourism market in that the amenity will likely encourage economic development and promote tourism. As used herein, infrastructure facilities are not such items as parking facilities, roads, sewage and water systems, or civic facilities normally provided by cities and/or counties.

The qualifying infrastructure must be owned or leased by (i) the holder of the site approval, or (ii) an affiliated company of the holder of the site approval where both the affiliated company and the holder of the site approval have identical direct or indirect equity ownership.  This regulation shall apply to any new applicant for a gaming license for a new gaming facility and to the acquisition or purchase of a licensee or gaming facility for which gaming operations have ceased prior to the time of acquisition or purchase. It does not apply to any licensee which has been licensed by the Commission, or to any person which has received Approval to Proceed with Development from the Commission prior to December 31, 2013 (or to such licensee upon any licensing renewal after such date.)

Any change to the plan, or placement or design of the establishment, cruise vessel or vessel, shall be submitted in advance to the Executive Director for determination of whether such a change constitutes a material change. If the Executive Director determines that a material change has occurred, Commission approval is required for same.

2) Statements reflecting the total estimated cost of construction or renovation of the establishment, vessel, or cruise vessel and shore and dock facilities, distinguishing between known costs and projections, and separately identifying: facility design expense; land acquisition costs; site preparation costs; construction costs or renovation costs; equipment acquisition costs; costs of interim financing; organization, administrative and legal expenses; projected permanent financing costs; qualified infrastructure costs; and non-qualifying infrastructure costs.

3) A construction schedule for completion of the project, including an estimated date of project completion, indicating whether a performance bond will be required by the applicant to be furnished by the contractor.

4) Current financial statements, including, at a minimum, a balance sheet and profit and loss statement for the proposed licensee.

5) A detailed statement of the sources of funds for all construction and renovation proposed by the site development plans. Any funding, whether equity or debt, to be obtained, must be supported by firm written commitments satisfactory to the Commission. The applicant will have 120 days in which to close all financing and start construction or the approval is deemed void.

6) Evidence that the following agencies (if applicable) were notified of the development and/or do not oppose the site development: U.S. Corps of Engineers, U.S. Coast Guard, Mississippi Department of Transportation, Mississippi Department of Environmental Quality, Department of Marine Resources, Port and Harbor Commission, Levee Board, City and County government, and such other agencies as the Executive Director deems appropriate.

The application for a Gaming Operator’s License must be filed no later than ninety (90) days after the Commission grants approval to proceed with development. The gaming site approval will expire three (3) years from the date approval to proceed with development is granted unless the Commission grants an extension. Approval to proceed with development is not subject to sale, assignment or transfer.

Opening of a Casino

Before any gaming facility may open to the public, all infrastructure requirements must be fully operational. The development shall be completed in accordance with the approved plan and be ready for operation within the gaming site approval time period.  Gaming site approval may be extended within the discretion of the Commission.

Application Information Required is Extensive and Must be Complete and Accurate

In addition to other information required by law and Commission regulations, an applicant must provide complete information regarding the proposed operation, including but not limited to, a certification that any establishment to be used by the proposed operation has been inspected and approved by all appropriate authorities; fingerprints for each individual applicant; the nature, source, and amount of any financing; the proposed uses of all available funds; the amount of funds available after opening for the actual operation of the establishment; and economic projections for the first three years of operation of the establishment. Each applicant must provide complete information regarding his or her background for the ten-year period preceding submission of the application.

Every application to become a license holder must contain the following additional information:  actual  establishment blueprints, including a layout of each floor stating the projected use of each area; the number of miles from the nearest population center and a description of transportation facilities serving that population center, a description of the casino size and configuration of slot machines, video games of chance and table games; a description of the availability of fire protection and the adequacy of law enforcement at the establishment and emergency evacuation plans for hurricane and flooding disasters; a description of the arrangements for food and drink concessions, the names and addresses of the concessionaires and the terms of the concession contracts, if applicable; the type of slot machines and video games of chance to be used and the proposed distributors and manufacturers of this equipment; a description of the physical location, size and floor plan of the section of the establishment reserved for patrons under 21 years of age and plans for activities and staffing for this section; periods of time that the gaming areas will be in operation; a description of the proposed management of the facility, management personnel by function, and tip distribution policies; all known feasibility studies made available to the applicant which have been done on the type of gaming in the particular locale where the applicant intends to conduct gaming, and a description of procurement policies that emphasize the utilization of Mississippi employees, resources, and goods and services in the operation of the gaming establishment.

Timetable for Financing and Construction

License applicants must submit, simultaneously with submission of their completed application, a timetable for financing arrangements (including applications for approval of public offerings or private placements), and commencement and completion of construction activities, setting forth the date upon which gaming activities will commence. The timetable will be subject to approval by the Commission and monitored for compliance by the Executive Director. The Commission may grant extensions of time upon the recommendation of the Executive Director. License applicants must not advertise or promote the opening of their proposed casino nor the commencement of employee training for their proposed casino until the applicant is granted a license by the Mississippi Gaming Commission. Applicants may request a waiver of this regulation from the Executive Director, which waiver, if granted would be subject to revocation.

Unsuitable Locations

The Executive Director may recommend that an application for a license be denied if the Executive Director believes that the place or location for which the license is sought is unsuitable for the conduct of gaming operations. The Commission may deny an application for a state gaming license if it deems that the place or location for which the license is sought is unsuitable for the conduct of gaming operations. Without limiting the generality of the foregoing, the following locations may be deemed unsuitable: premises located within the immediate vicinity of residential areas, churches, schools and children’s public playgrounds; premises where gaming is contrary to any county or city ordinance, including, but not limited to, zoning ordinances restricting the permissible locations for gaming facilities, so long as such ordinances do not have the effect of absolutely excluding or prohibiting legal gaming; premises which fail to meet federal, state or local health and safety standards, and any other applicable laws or regulations; premises frequented by minors; premises lacking adequate supervision or surveillance; premises difficult to police or where adequate fire protection may be difficult; any other premises where the conduct of gaming would be inconsistent with the public policy of the State of Mississippi.

Building Standards

Any establishment to be constructed for gaming will be required to meet the Southern Standard Building Code. If the local county or city has a building code, then the local code will be the applicable standard. The Commission requires, as a condition of licensure, that gaming establishments meet strict hurricane emergency standards and procedures.

Objection by County or Municipality

Whenever the Commission receives a completed application for a gaming license proposing to operate a gaming establishment in a particular county or municipality, the Executive Director, within ten days after receipt of the application, must notify the board of supervisors of the county and, if applicable, the chief executive of the municipality in which the proposed operation will be located of the receipt of the application and specify the name of the applicant and the proposed location for the gaming establishment. The county or municipality in which the applicant proposes to operate may file a duly enacted resolution specifying any objections or endorsements with the Executive Director.

Individual Licensing of Shareholders of Corporate Licensee

The Commission may request persons, affiliated entities and greater than 5% equity owners to submit an application for finding of suitability in which event the application must be submitted within thirty days of the request.

All Officers and Directors of a Corporation Must be Licensed

All officers and directors of a corporation which holds or applies for a state gaming license must be licensed individually and, if in the judgment of the Mississippi Gaming Commission the public interest will be served by requiring any or all of the corporation’s individual stockholders, lenders, holders of evidence of indebtedness, underwriters, key executives, agents, or employees to be licensed, the corporation shall require such persons to apply for a license. An officer or director shall apply for a license within thirty days after he becomes an officer or director. A person required to be licensed pursuant to a decision of the commission must apply for a license within thirty days after the executive director requests him to do so.

Licensing is a Privilege and Revocable

It is the declared policy of the State of Mississippi that all establishments where gambling games are conducted or operated must be licensed and controlled so as to better protect the public health,

safety, morals, good order and welfare of its inhabitants. Any license, registration, finding of suitability, or approval by the Commission is deemed to be a revocable privilege and no person holding such a license, registration, finding of suitability, or approval is deemed to have any vested rights therein.

An application for a state gaming license or any other affirmative Commission action is seeking the granting of a privilege and the burden of proving his qualification to receive any license, registration, finding of suitability or approval, is at all times on the applicant.  The applicant must document compliance with all applicable federal, state and local rules, regulations and permit requirements. An applicant must accept any risk of adverse publicity, embarrassment, criticism, or other action, or financial loss which may result from action with respect to an application and expressly waive any claim for damages as a result thereof. An application for a license, finding of suitability, or registrations constitutes a request to the Executive Director for a recommendation and to the Commission for a decision upon the applicant’s general suitability, character, integrity, and ability to participate or engage in , or be associated with, the gaming industry in the manner or position sought by the application, or the manner or position generally similar thereto.

Certain Commission Considerations for Licensing

The Commission will consider various factors when deciding whether to issue a license to conduct gaming in an establishment, including but not limited to, the following: revenue provided by a facility to the state and local communities through direct taxation on its operation and indirect revenues from tourism, ancillary businesses, creation of new industry and taxes on employees and patrons. It will consider whether the proposed establishment is: economically viable and properly financed, planned in a manner that provides for adequate security for all aspects of its operation and for people working, visiting, or traveling to the establishment;  planned in a manner which promotes efficient and safe operation; is planned in a manner that provides efficient, safe, and enjoyable use by patrons of the establishment and parking facilities, concessions, the casino, access to cashier windows and rest rooms; compliance with state and federal laws regarding fire, health, construction, zoning, and other similar matters; whether the applicant will employ the persons necessary to operate the establishment in a manner consistent with the needs, safety, and interests of persons who will be in the establishment; the population of the area to be served by the establishment and the location of other establishments within and without the state. The Commission will consider the character and reputation of all persons identified with ownership and operation of the establishment and their capability to comply with rules of the Commission and the Mississippi Code; whether the proposed operation will maximize development; whether it is beneficial to Mississippi tourism, the number and quality of employment opportunities for Mississippians created and promoted by the proposed operation, and the amount and type of shore developments associated with the establishment.

A license which authorizes a holder to operate a gaming establishment is granted for no longer than three years from the date of issue and may be granted for a period of less than three years based within the discretion of the Commission.

Gaming Licenses

Neither the Company nor any of its subsidiaries has a license to operate a casino in Mississippi or in any other jurisdiction. Gaming licenses require the periodic payment of fees and taxes and are not transferable except in accordance with applicable Mississippi law and regulations and with the prior approval of the Commission. Gaming licenses in Mississippi are issued for a maximum term of three years and must be renewed periodically thereafter. There can be no assurance that the Company or any of its subsidiaries will be licensed. There can be no assurance that if licensed, new licenses can be obtained at the end of any particular licensure period. Moreover, the Commission may, at any time, and for any cause it deems reasonable, revoke, suspend, condition or limit a license or approval to own shares of stock in a company that operates in Mississippi. The Mississippi Act also requires that a publicly traded company register under the Act. The Company and/or its subsidiaries will be required to periodically submit detailed financial, operating and other reports to the Commission and Mississippi State Tax Commission. A violation under a gaming license held by a subsidiary of a Company operating in Mississippi could be deemed a violation of all other licenses, if any, then held by the Company. Numerous transactions, including substantially all loans, leases, sales of securities and similar financing transactions entered into by any subsidiary of the Company operating a casino in Mississippi must be reported to or approved by the Commission. In addition, the Commission may, at its discretion, require additional information about the operations of the Company.

Edson R. Arneault, Chairman of the Board of Directors of the Company and Chief Executive Officer of Casino World, Inc., a wholly-owned subsidiary of the Company, though not currently licensed, has previously held gaming licenses in Pennsylvania, West Virginia, Ohio, and Nevada. Deborah Vitale, President and Chief Executive Officer of the Company, though not currently licensed, has previously held a gaming license in Colorado.

Finding of Suitability

The following persons must apply for a finding of suitability and must be found suitable by the Commission in order to be involved with a licensee: i) each person who serves as Chairman of the Board of Directors of any corporation, public or private, licensed or registered by the Commission; and ii) each person who has a vote on any issue before the Board of Directors of any corporation, public or private, licensed or registered by the Commission and who is also an employee of the corporation or any of its subsidiaries. In addition, the following persons shall apply for a finding of suitability: i) each person who serves as Chairman of the audit or compliance committee of any corporation, public or private, licensed or registered by the Commission, and ii) any executive, employee, or agent of a gaming licensee that the Commission determines as having the power to exercise a significant influence over decisions concerning any part of the operation of a gaming licensee. If the nature of the job changes from that for which the applicant is found suitable, he may be required to submit himself to a new determination of her or his suitability.

The Commission can require any employee to be found suitable if it finds that the public interest and policies set forth in the Act will be served thereby. The Commission is not restricted by job titles, but will consider the functions and responsibilities of the person, including but not limited to, persons acting in the capacity of a property level general manager, assistant general manager, or executive level personnel actively and directly engaged in the administration or supervision of the activities of a licensee. Any executive, employee or agent of a gaming licensee who is listed or should be listed in an annual employee report may be required to apply for a finding of suitability.

A finding of suitability is granted for a period of no longer than ten years from the date of issue. A finding of suitability may be granted for a period of less than ten years within the discretion of the Commission. A holder of a finding of suitability must file with the Investigations Division of the Commission by June 30th of each year, the “Investigations Division Annual Report,” providing all information requested on forms provided by the Commission and any other information requested by the Executive Director. A holder of a finding of suitability must immediately inform the Commission of any arrest or conviction.

The Commission has full and absolute power and authority, at any time, to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered, found suitable or approved, for any cause deemed reasonable by the commission. The Commission has the power, at any time, to investigate and require the finding of suitability of any record or beneficial stockholder of the Company. The Act requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 5% of any class of voting securities of a publicly traded corporation registered with the Mississippi Gaming Commission, must notify the Mississippi Gaming Commission of this acquisition. The Act also requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of any class of voting securities of a publicly traded corporation registered with the Commission must be found suitable by the Mississippi Gaming Commission and pay the costs and fees that the Commission incurs in conducting the investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Company’s securities beyond such time as the Commission prescribes, may be guilty of a misdemeanor.

The Company may be required to disclose to the Commission upon request, the identities of holders of any debt or other securities. Under the Act, the Commission may, in its discretion, (1) require holders of debt securities of registered corporations to file applications; (2) investigate such holders; and (3) require the holders to be found suitable to own such securities.

The Mississippi regulations provide that a change in control of a Company may not occur without the prior approval of the Commission. Mississippi law prohibits the Company from making a public offering of its securities without the approval of the Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for one or more such purposes. The Commission has the authority to grant a continuous approval of securities offerings subject to renewal every three years by certain issuers.

Employees associated with gaming in Mississippi must obtain work permits that are subject to immediate suspension under certain circumstances. The Commission will refuse to issue a work permit to a person who has been convicted of a felony, committed certain misdemeanors or knowingly violated the Mississippi Gaming Control Act, and it may refuse to issue a work permit to a gaming employee for any other reasonable cause.

The Company believes there may be persons with prior felony convictions, who are affiliated with certain shareholders, who beneficially own in excess of 5% of a class of voting stock of the Company, who may be found unsuitable by the Mississippi Gaming Commission.  Article X of the Company’s Articles of Incorporation, as amended, provides that the “Company may repurchase or redeem shares, at fair market value, held by any person or entity whose status as a shareholder, in the opinion of the Company’s Board of Directors, jeopardizes the approval, continued existence, or renewal by any gaming regulatory authority, of a contract to manage gaming operations, or any other tribal, federal or state license or franchise held by the Company or any of its subsidiaries.” However, there can be no assurance the Company would have sufficient funds to purchase shares held by such a person or entity.  In the event the Company were unable to purchase such shares, its ability to obtain a license could be materially and adversely affected.

License Fees and Taxes

License fees and taxes are payable to the State of Mississippi and to the counties and cities in which the Mississippi Gaming Subsidiary’s respective operations will be conducted. The license fee payable to the State of Mississippi is based upon “gaming receipts”, which are generally defined as gross receipts less payouts to customers as winnings. The fee equals 4% of the first $50,000 or less of gross revenue per calendar month, plus 6% of the next $84,000 of gross revenue per calendar month, plus 8% of gross revenue over $134,000 per calendar month. License fees paid in any taxable year are allowed as a credit against the Mississippi State income tax liability of a licensee for that taxable year.

A licensee must pay an annual license fee of $5,000. In addition, each licensee must pay a license fee based on the number of games it operates. If it operates over 35 games, the fee is equal to $81,200 plus $100 for each game over 35 games. In addition to state gaming license fees or taxes, a municipality or county may impose a gross revenue fee upon a licensee based on all gaming receipts derived from the establishment equal to approximately 4%. An additional license tax may apply to gaming devices.

Beer, Wine and Liquor Licensing

The sale of alcoholic beverages by casinos, including beer and wine, is subject to licensing, regulation and control by both the local jurisdiction and the Alcoholic Beverage Control Division (the “ABC”) of the Mississippi Department of Revenue. All licenses are revocable and non-transferable. The ABC has full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse impact upon the operations of an affected casino, its financial condition and its results of operations.

Extensive Non-Gaming Laws and Regulations

In addition to the foregoing, the Company and/or its subsidiaries will be subject to additional federal, state, county and city, safety, food, alcohol, health, employment, and other laws, rules, regulations and ordinances that apply to non-gaming businesses generally.  In addition, Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require currency transactions in excess of $10,000 occurring within a gaming day to be reported, including identification of the patron by name and social security number.  Substantial penalties can be imposed for failure to comply with these and numerous other regulations. The foregoing is just one example of the pervasiveness of the non-gaming laws, rules, regulations and ordinances that would apply to a casino operator.

Competition

There is intense competition in the Mississippi market in which the Company intends to operate and in surrounding markets. The Company will compete directly with other existing gaming facilities located in Mississippi and in bordering states, including Louisiana. The Company will also be competing directly and indirectly, with gaming facilities throughout the United States and throughout the world, as well as with Native American gaming operations which enjoy certain tax advantages. The Company expects this competition to increase as new gaming operators enter these markets, existing competitors expand their operations, gaming activities expand in existing jurisdictions, gaming is legalized in new jurisdictions, and legalized gaming expands on the internet. Assuming it is successful in developing a destination casino resort, the Company will also be competing with other forms of gaming and entertainment, including but not limited to, bingo, online gambling, pull tab games, card parlors, sports-book operations, pari-mutuel betting, dog racing, lotteries, jai-alai, video lottery terminals, and video poker terminals.

The following chart identifies casinos which are located in Mississippi and with which the Company will compete. Except for distances, the information contained in the chart is derived from the Mississippi Gaming Commission’s Quarterly Survey Information (Property Data) for the period October 1, 2014 through December 31, 2014.

							Approximate
							Distance to
	Gaming	Slot	Table	Poker	Hotel	Total	Diamondhead
COASTAL REGION	Sq. Ft	Games	Games	Games	Rooms	Parking	(in miles)

Beau Rivage
Casino	75,744	1,936	83	16	1,740	3,959	35
Boomtown Casino	51,665	945	16	0	0	1,490	33
Golden Nugget	54,728	1,210	54	9	705	1,346	35
Hard Rock Casino	53,800	1,302	51	4	479	1,802	35
Harrah’s Gulf
Coast	31,275	774	31	0	494	2,705	35

IP Casino Resort
Spa	81,733	1,701	62	13	985	3,700	33
Palace Casino	38,000	884	26	0	234	1,590	33

Treasure Bay
Casino	28,140	817	26	0	207	1,096	31
Island View Casino	82,935	1,942	42	0	565	4,250	23
Hollywood Casino	56,300	1,152	19	5	291	1,700	12
Silver Slipper
Casino	36,826	947	28	0	0	1,700	15

Region Totals	591,146	13,610	438	47	5,700	25,338

NORTHERN REGION

Bally’s Tunica
Casino	46,535	945	17	0	238	1,699	377
Fitzgerald’s Casino
Tunica	38,457	1,040	20	0	506	1,795	379
Gold Strike Casino
Resort	54,205	1,372	59	0	1,133	2,412	373
Hollywood Casino-
Tunica	55,000	1,095	20	6	494	1,801	379
Horseshoe Casino
And Hotel	63,000	1,123	76	24	507	1,775	373
Isle of Capri-Lula	63,500	904	20	0	486	1,500	345
Resorts Tunica
Hotel & Casino	42,902	800	14	0	201	2,738	378
Sam’s Town-
Tunica	66,000	1,181	29	0	842	4,308	378
Tunica Roadhouse
Casino	31,000	699	24	0	135	4,265	373

Region Totals	460,599	9,159	279	30	4,542	22,293

CENTRAL REGION

Ameristar Casino
Hotel	72,210	1,533	27	10	149	3,063	210
Diamondjacks
Casino & Hotel	28,000	640	13	0	122	631	211
Harlow’s Casino
Resort	33,000	755	13	0	105	1,500	285
Isle of Capri Casino
—Natchez	17,634	625	6	0	121	908	200
Lady Luck Casino	25,000	1,186	8	0	89	948	212
Magnolia Bluffs
Casino	16,032	468	16	0	0	427	199
Riverwalk
287 Casino	25,000	692	15	0	80	748	211
Trop Casino
Greenville	22,822	602	13	0	40	734	287

Region Totals	239,698	6,501	111	10	706	8,959

STATE TOTALS	1,291,443	29,270	828	87	10,948	56,590

Louisiana Competition

The Company believes that its greatest competition will come from the Mississippi Gulf Coast casinos because of their close proximity to the Diamondhead Property. While the Company’s primary competition will come from the Mississippi Gulf Coast casinos, the Company’s Diamondhead, Mississippi casino will also compete with casinos and other gaming located in the adjacent State of Louisiana.

Louisiana has four land-based casinos. Inasmuch as the Company’s casino will be land-based, the Company’s primary competition is expected to come from Harrah’s land-based casino located in downtown New Orleans. This casino is approximately one hour from the Diamondhead site. Three of the land-based casinos in Louisiana are Indian casinos, which are located in Marksville in central Louisiana and in Kinder and Charenton in southern Louisiana. These are not expected to represent significant competition because of their distance from the Diamondhead site.

Fifteen riverboat casinos are authorized to operate in Louisiana. There are six riverboat casinos in Shreveport-Bossier, three in Lake Charles, which is approximately 246 miles from the Diamondhead Property; three in East Baton Rouge Parish, which is approximately 123 miles from the Diamondhead Property, and one each in Kenner, Harvey and Amelia, which are approximately 73, 71, and 139 miles, respectively, from the Diamondhead Property.  As of June 30, 2013, there were 2,044 video poker outlets and 14,108 video poker devices in the 31 parishes in Louisiana where video poker gaming had been approved in the State. These machines are authorized in bars, restaurants, hotels, off-track betting parlors and truck stops. Louisiana also has racetrack gaming. The cumulative effect of the foregoing could be seen as having a significant competitive effect on the Diamondhead Property project.

ITEM 1A.  RISK FACTORS

Smaller reporting companies are not required to provide the information required by this item.

ITEM 2.    FINANCIAL INFORMATION

Liquidity, Capital Resources, and Financial Results

This section should be read together with the consolidated financial statements and related notes thereto, for the fiscal years ended December 31, 2014 and 2013, attached as Item 13 to this Form 10.

Overview

The Company’s current priority is the development of a casino resort on its Property located in Diamondhead, Mississippi. The Company’s management, financial resources and assets will be devoted towards the development of this Property. There can be no assurance that the Property can be developed or, that if developed, that the project will be successful.

Liquidity

The Company has incurred continued losses over the past several years and certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. As reflected in the accompanying consolidated financial statements, the Company incurred a loss applicable to common shareholders of $3,377,375 and $1,414,526 for the years ending December 31, 2014 and 2013, respectively, and expects continued losses for the foreseeable future. The net losses included a charge for the change in fair value of a derivative liability in the amount of $1,904,233 in 2014 and a charge in the amount of $352,892 for stock-based compensation in 2013. General and administrative expenses incurred totaled $974,844 and $625,148 for the years ending December 31, 2014 and 2013 respectively. The table below depicts the major categories comprising those expenses:

	December 31,	December 31,
DESCRIPTION	2014	2013
Payroll and Related Taxes	$544,409	$300,812
Director Fees	71,250	60,000
Legal, Audit and Other Contracted Services	168,045	104,161
Rents and Insurances	89,688	87,943
All Other Expenses	101,452	72,232

Total General and Administrative Expense	$974,844	$625,148

The Company has had no operations since it ended its gambling cruise ship operations in 2000. Since that time, the Company has concentrated its efforts on the development of its Diamondhead, Mississippi Property. The development of the Diamondhead Property is dependent on obtaining the necessary capital, unilaterally, or in conjunction with one or more partners, through equity and/or debt financing, to master plan, design, obtain permits for, construct, staff, open, and operate a casino resort.  In order to raise capital to continue to pay ongoing costs and expenses, the Company has borrowed funds and offered, through Private Placements, convertible instruments more fully described in Note 5 to the attached consolidated financial statements.

Private Placement Dated February 14, 2014

Pursuant to a Private Placement Memorandum dated February 14, 2014, the Company offered up to a maximum of $3,000,000 of Collateralized Convertible Senior Debentures to accredited or institutional investors. The Offering was conducted contingent on the deposit into Escrow of the purchase price for all of the Debentures offered in the principal amount of $3,000,000. The Debentures were offered in three tranches as follows:

Tranche 1: The Company offered $1,000,000 of First Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 (the “First Tranche Debentures”), subject to certain conditions. The First Tranche Debentures were originally convertible, at a Conversion Price of $.30 per share into an aggregate of 3,333,333 shares of Common Stock of the Company. The minimum principal amount of First Tranche Debentures that could be purchased was $50,000.

On March 31, 2014, subscriptions in the amount of $3,000,000 were received in Escrow and accepted by the Company. Thus, the First Closing occurred on that date. The Escrow Agent released $1,000,000 to the Company and the Company issued First Tranche Debentures in the aggregate principle amount of $1,000,000. The First Tranche Debentures bear interest at 4% per annum after 180 days and are secured by a lien on the Company’s Mississippi property.

The First Tranche Debentures were originally convertible into 3,333,333 shares of Common Stock when and if:

1) the Second Closing Obligations described in the Memorandum had been met; and 2) the average closing price of the Common Stock on the principal trading market for the Company’s Common Stock was 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

The First Tranche Debentures would be converted into Common Stock without any required action on the part of the Debenture Holders and the lien securing the First Tranche Debentures would be released.

The “Second Closing Obligations,” as originally described in the Memorandum, were as follows:

1.              The Company has filed its Annual Reports on Form 10-K for the years ended December 31, 2011 and 2012, and any other Annual Report on Form 10-K that would have been required to have been filed as of the date of the Second Closing;

2.              The Company has filed its Quarterly Reports on Form 10-Q for the periods ended September 30, 2011, March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, and any other Quarterly Report on Form 10-Q that would have been required to have been filed as of the date of the Second Closing;

3.              The Company and its subsidiaries have filed their federal and state tax returns for the years ended 2011 and 2012;

4.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and Federal law, at which the stockholders of the Company approved an increase in the number of authorized shares of Common Stock of the Company from fifty million to one hundred million, or the Company has otherwise obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

5.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the investors of this Offering in accordance with the terms of the Private Placement Memorandum;

6.              The Company has obtained an updated property survey and preliminary engineering estimates for the construction of a casino/hotel on the Property;

7.              The Company has obtained a site location engineering study identifying viable locations(s) for the placement of the proposed casino/hotel on the Property; and

8.              The Company has obtained preliminary architectural estimates for the construction of the casino/hotel on the Property.

However, on June 18, 2014, the SEC issued an Order of Suspension of Trading with respect to the Company’s securities. The Order stated, among other things, that “[t]he Commission was of the opinion that the public interest and the protection of investors require[d] a suspension of trading” and the Commission ordered, pursuant to Section 12(k) of the Securities Exchange Act of 1934, that trading in the Company’s securities be suspended from June 18, 2014 through July 1, 2014. On June 18, 2014, the SEC also issued an Order Instituting Administrative Proceedings (“OIP”) and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that the Company was delinquent in its periodic filings with the SEC, having not filed any periodic reports since it filed its Form 10-Q for the period ended June 30, 2011 and, therefore, that the Company had failed to comply with Securities Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

On June 27, 2014, the Company filed an Answer to the OIP in which it admitted that it had not filed certain periodic reports since it filed its Form 10-Q for the period ended June 30, 2011. On July 29, 2014, the Company attended a prehearing conference at which it requested an in-person hearing. On August 11, 2014, the SEC issued an Initial Decision on Default and Order for Motion for Summary Disposition as to Diamondhead Casino Corporation. The SEC found that there were no issues of material fact that required an in-person hearing, granted the Division leave to file a motion for summary disposition, and set a briefing schedule for the parties to file their briefs.

The Board of Directors of the Company determined that defending the Company against the OIP would likely have resulted in extensive, time-consuming and expensive litigation. Moreover, the Company believed that litigation would not have resulted in a favorable outcome inasmuch as the Company had not, in fact, met its reporting requirements. Accordingly, the Board of Directors determined that litigation would have constituted a waste of the Company’s scarce resources and capital.

On August 29, 2014, the Company made an Offer of Settlement in which it admitted that it had failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports with the SEC since the quarterly period ended June 30, 2011. The Company consented to the entry of an Order, pursuant to Section 12(j) of the Exchange Act, revoking the registration of the Company’s securities registered pursuant to Section 12 of the Exchange Act. On September 4, 2014, the SEC entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Diamondhead Casino Corporation, pursuant to the Company’s Offer of Settlement. Thus, effective September 4, 2014, the registration of each class of the Company’s securities registered pursuant to Section 12 of the Exchange Act was revoked and, since that date, the Company’s Common Stock has not traded on any exchange or other public market.

To re-register its stock, the Company is required, in addition to other steps, to file a Form 10 with two years of audited financial statements with the Securities and Exchange Commission. Thus, the Company was no longer required to file the Form 10-K’s and Form 10-Q’s it contemplated filing under the terms of the original Private Placement. Therefore, the Company decided to offer to amend the terms for conversion of the First Tranche Debentures and for issuance and conversion of the Second and Third Tranche Debentures. On December 31, 2014, Investors representing $950,000 of First Tranche Debentures, convertible into 3,166,666 common shares, agreed that the First Tranche Debentures would be converted when and if:

1.              The Company has filed a Registration Statement on Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the-counter market interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of this Debenture; and

5.              The average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

The remaining $50,000 investment from the First Tranche remains as a collateralized Debenture payable in six years without the conversion rights.

Tranche 2:  The Company originally offered $1,000,000 of Second Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 subject to certain conditions. The Second Tranche Debentures are convertible, at a Conversion Price of $.45 per share, into an aggregate of 2,222,222 shares of Common Stock, on certain terms and conditions. The minimum principal amount of Second Tranche Debentures that could be purchased was $50,000.

On December 31, 2014, Investors representing $850,000 of Second Tranche Debentures convertible into 1,888,889 common shares agreed to amend the Closing Obligations for issuance of the Second Tranche Debentures by eliminating the prior Closing Obligations and substituting a single requirement instead, namely, that “[t]he Company has filed an application for gaming site approval with the Mississippi Gaming Commission pursuant to Rule 1.4 of the Mississippi Gaming Regulations (2013 edition).”

The Company had filed this application in May 2014 and had obtained Gaming Site Approval on August 21, 2014.  Therefore, a second closing occurred on December 31, 2014, when the amended terms were agreed to, at which time the Escrow Agent released $850,000 to the Company and the Company issued the Second Tranche Debentures. The remaining $150,000 of the original $1,000,000 of subscriptions escrowed for the Second Tranche Debentures was returned to three investors who did not agree to the amended terms for issuance and conversion of the Second Tranche Debentures.

On December 31, 2014, Investors representing $850,000 of Second Tranche Debentures convertible into 1,888,889 common shares also agreed to amend the conversion terms of the Second Tranche Debentures. The Debentures would be converted when and if:

1.              The Company has filed a Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the-counter market interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of this Debenture; and

5.              The average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the Conversion Price for the thirty consecutive business days immediately prior to the Conversion Date.

Tranche 3:  The Company originally offered $1,000,000 of Third Tranche Collateralized Convertible Senior Debentures in the aggregate principal amount of $1,000,000 subject to certain conditions. The Third Tranche Debentures were originally convertible, at a Conversion Price of $0.55 per share, into an aggregate of 1,818,182 shares of Common Stock, or convertible, at a Conversion Price of $0.75 per share, into an aggregate of 1,333,333 shares of Common Stock, subject to certain terms and conditions. The Conversion Price will depend upon a combined appraised value of an independent third party appraisal firm of (1) the Company’s casino project (including the value of that land upon which it is expected to be located) and (2) the undeveloped remaining Property (collectively, the “Valuation”). If the Valuation is $175 million or more, then the Conversion Price for the Third Tranche Debentures would be $0.75 per share. If the Valuation is less than $175 million, then the Conversion Price for the Third Tranche Debentures would be $0.55 per share. The minimum principal amount of Third Tranche Debentures that could be purchased was $50,000.

On December 31, 2014, Investors representing $850,000 of Third Tranche Debentures convertible into 1,545,545 common shares at $.55 per share or 1,133,333 common shares at $.75 per share, depending on the “Valuation,” agreed to amended Third Closing Obligations, to be completed by June 30, 2015, as follows:

1.              The Company has filed a Registration Statement on Form 10 (or a Form 8-A that incorporates by reference a Form S-1) with the Securities and Exchange Commission;

2.              The Company’s common stock is trading on a national securities exchange or any over-the-counter market, interdealer quotation system or similar market or system;

3.              The Company has held an Annual Meeting of Stockholders in accordance with applicable state and/or federal law, to seek stockholder approval to increase the number of authorized shares of Common Stock from fifty million to one hundred million shares or the Company has obtained such approval by written consent of its stockholders pursuant to Section 228 of the Delaware General Corporation Law;

4.              The Company is otherwise able to issue and deliver fully paid and non-assessable shares of Common Stock to the Holder upon conversion of the Debenture; and

5                 The required appraisals have been completed and the “Valuation” calculated to determine the Conversion Price of the Tranche 3 Debentures.

At the Third Closing, assuming it occurs, the gross proceeds from the sale of the Third Tranche Debentures in the principal amount of $850,000, will be released from Escrow to the Company. The Third Tranche Debentures will bear interest at 4% per annum after 180 days and will be secured by a lien on the Company’s Mississippi property.

As amended, the Third Tranche Debentures will be converted into shares of Common Stock when and if the average closing price of the Common Stock on the principal trading market for the Company’s Common Stock is 150% or more of the applicable Third Tranche Debenture Conversion Price, based upon the Valuation, for the thirty consecutive business days immediately prior to such conversion date. The Third Tranche Debentures will be converted into Common Stock without any required action on the part of the Debenture Holders and the lien securing the Third Tranche Debentures will be released upon conversion.

The gross proceeds received for the Third Tranche Debentures are being held in Escrow and will not be released unless and until the Third Closing Obligations have been met by June 30, 2015 and a certification to that effect has been forwarded to the Escrow Agent and each of the Investors (the “Third Closing”). If the Third Closing Obligations are not met, there will be no Third Closing and the remaining $850,000 in Escrow relating to the Third Tranche Debentures will be returned to the Investors without deduction or interest. There can be no assurance that the Company will satisfy the Third Closing Obligations. The Company believes that its failure to meet the Third Closing Obligations would have a material adverse impact on the Company.

Maximum Offering

In the event all of the terms and conditions for issuance of all of the Debentures, as amended, have been met and in the event that all of the Debentures are eventually converted to Common Stock at the Conversion Prices in the Debentures, the Company will have issued a minimum of 6,188,888 shares of Common Stock upon conversion of all of the Debentures or a maximum of 6,601,100 shares of Common Stock upon conversion of all of the Debentures, depending on the Valuation required for the Third Tranche Debentures. Assuming a third closing, the aggregate proceeds to the Company from the sale of all of the Debentures would be $2,700,000  before deduction of commissions and expenses.

The following elements of the Debenture agreement remain unchanged:

Escrow Agent

The proceeds from the offering were placed in an escrow account at Continental Stock Transfer & Trust Company, which is serving as the Escrow Agent.

Maturity Date and Interest Rate of Debentures

The maturity date of the Debentures shall be six years from the issue date of each of the Debentures. The Debentures may not be prepaid without the written consent of the Holder, which consent may be withheld for any reason or no reason whatsoever. The maturity date may be extended upon the written consent of the Holder, which consent may be withheld for any reason or no reason whatsoever.

Any interest due on the Debentures shall be computed based on a 365 day year and, at the option of the Company, be payable in cash or in Common Stock on March 1 of each year. If paid in Common Stock, the number of shares of Common Stock payable shall be computed by dividing the interest due by the average closing price of the Common Stock for the thirty consecutive business days immediately prior to the payment date.

Collateral for Debentures

The payment obligations under the Debentures will be secured by a lien on the Company’s Mississippi property (the “Investors Lien”). The Investors Lien will be pari passu with a lien that has been placed on the Property in favor of Ms. Vitale, the President of the Company, Gregory Harrison, the Vice President of the Company, and certain directors of the Company, for past due wages, compensation, and expenses owed to them in the maximum aggregate amount of $2,000,000 (the “Executives Lien”). Ms. Vitale will serve as Lien Agent for the Executives Lien.

Anti-Dilution Provision

The conversion rights on each Debenture carry an Anti-Dilution Provision. If the Company issues any shares of Common Stock or other securities after March 31, 2014 at a price per security that is less than the conversion price of a Debenture, then the Debenture shall have a new conversion price equal to the price per security that is less than the Conversion Price of the Debenture. The foregoing provision shall not apply to the following:

1)                                     The issuance of any of the other Debentures in the Offering or the issuance of shares of Common Stock upon conversion of any of the Debentures in the Offering;

2)                                     The issuance of any shares of Common Stock if such issuance relates to an agreement, arrangement or grant to issue shares of Common Stock entered into by the Company prior to the issue date of the First Tranche Debentures in the Offering, including but not limited to, for example, previously issued convertible promissory notes, previously issued warrants, previously issued options to purchase Common Stock, or common stock vested or to be issued pursuant to a pre-existing Employee Stock Ownership Plan.

The Anti-Dilution Provisions with respect to a Debenture terminate the earlier of (a) the date (if ever) the Company receives an “Approval to Proceed” from the Mississippi Gaming Commission to develop a casino/hotel on the Property, (b) the date on which the Debenture is converted in full, (c) the date on which the Debenture is paid in full, or (d) the Final Maturity Date of the Debenture (as defined in the Debenture).

Piggyback Registration Rights

The Investors received “piggyback” registration rights with respect to the common stock underlying the Debentures, on all registrations of equity securities of the Company under the Securities Act of 1933 for sale to the public.

Commissions and Expenses of the Offering

No commission or other remuneration was paid to any officer or director of the Company in connection with any sale of the Debentures. The Company agreed to pay Henley & Company, LLC (“Henley”), a commission of 6% of the gross proceeds to the Company from the sale of the Debentures, to reimburse Henley for related expenses up to a total of $75,000, and to issue warrants to purchase up to 75,000 shares of the Company’s Common Stock as described below.

The Company’s agreement with Henley provides that commissions due will be paid when, as, and if proceeds of the Offering are released to the Company. Following the First Closing, Henley received commissions of $60,000 and reimbursement for legal fees and expenses of $55,000. Henley was also issued a three year warrant to purchase 25,000 shares of common stock at $0.30 per share. The Company recorded deferred financing costs in the amount of $16,210 in the first quarter of 2014 based on the valuation of this warrant using the Black-Scholes option pricing model. In addition, following the Second Closing, Henley received commissions of $51,000 and reimbursement for legal fees and expenses of $10,000. Henley was issued an additional three year warrant to purchase 25,000 shares of common stock at $ 0.45 per share. The Company recorded additional deferred financing costs in the amount of $8,890 in the fourth quarter of 2014 based on the valuation of this warrant using the Black-Scholes option pricing model. Henley is also entitled to receive, upon the Third Closing, assuming it occurs, a commission of 6% of the proceeds received by the Company at such Closing, a three year warrant to purchase 25,000 shares of Common Stock at $0.55 or $0.75 per share (depending on the Valuation) and reimbursement of its related expenses up to a maximum of $10,000. For periods after September 3, 2014 (the last trading date of the Company’s stock before deregistration), the Company obtained a valuation of its stock price from an independent valuation expert.

In determining the fair value of each warrant granted, the Black-Scholes option-pricing model, consistent with the provisions of ASC Topic 718, was used. The valuations were determined using the weighted-average assumptions of 0% dividend yield, expected volatility of 139.49% at March 31, 2014 and 130.39% at December 31, 2014, and risk-free interest rates of 0.9% at March 31, 2014 and 1.1% at December 31, 2014.

The Investors in the offering of the Debentures were “accredited investors” as defined in Rule 501 of Regulation D promulgated under Securities Act of 1933, as amended (the “Securities Act”). The offering was made in reliance on the exemption from registration afforded under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act.

As of December 31, 2014, the Company had $843,083 of operating cash on hand and current accounts payable and accrued expenses totaling $3,304,479. In addition, a Line of Credit in the amount of $1,000,000 obtained in October 2008 was payable in November 2012. Also, Convertible Notes issued via two Private Placements offered in 2010 totaling $962,500 in aggregate at December 31, 2014, had become payable beginning in March 2012 and extending at various dates through June 2013. As of the date of the filing of this report, none of the aforementioned debt obligations have been satisfied and the Company is in default of the repayment terms of the notes.

As of December 31, 2014, the Company had received $1,850,000 of proceeds from the closing of the First and Second Tranche Convertible Debentures and had expended approximately $1,006,900 of those proceeds for the payment of placement fees, costs associated with gaming site approval, and working capital, as summarized in the chart below.

Description of Expenditures	Amount

Private Placement related fees, commissions and expenses	$185,785
Payment to Deborah Vitale per the Private Placement applied to past due office rents	100,000
Accounting and audit fees	75,000
Payroll paid to Edson Arneault and Deborah Vitale for the period April 1, 2014 through December 31, 2014 and related taxes	319,409
Office rents for April 1, 2014 through December 31, 2014 paid to Deborah Vitale	40,806
Mississippi Property taxes and property related fees and expenses	58,258
State Franchise taxes, fines and penalties and registered agent fees	22,435
Mississippi property development consulting fees, engineering and survey costs and other fees and expenses	55,114
Feasibility Study	15,000
Appraisal Fee	12,500
Repayment of advance from Director Gregory Harrison	10,000
Repayment of Advance from a Shareholder	25,000
Stock Transfer and Trust Company fees	14,125
Director and Officer liability insurance premiums	13,339
Other operating expenses	60,100

Total	$1,006,871

In order to complete the requirements for a third closing and obtain the remaining $850,000 currently remaining in escrow, the Company is required to meet the Third Closing Obligations enumerated above. The Company does not have an estimate of the cost required to complete these items at this time.

Off-Balance Sheet Arrangements

Management Agreement

On June 19, 1993, two subsidiaries of the Company, Casino World Inc. and Mississippi Gaming Corporation, entered into a Management Agreement with Casinos Austria Maritime Corporation (CAMC). Subject to certain conditions, under the Management Agreement, CAMC would operate, on an exclusive basis, all of the Company’s proposed dockside gaming casinos in the State of Mississippi, including any operation fifty percent (50%) or more of which is owned by the Company or its affiliates. Unless terminated earlier pursuant to the provisions of the Agreement, the Agreement terminates five years from the first day of actual Mississippi gaming operations and provides for the payment of an annual operational term management fee of 1.2% of all gross gaming revenues between zero and $100,000,000; plus 0.75% of gross gaming revenue between $100,000,000 and $140,000,000; plus 0.5% of gross gaming revenue above $140,000,000; plus two percent of the net gaming revenue between zero and $25,000,000; plus three percent of the net gaming revenue above twenty-five million dollars $25,000,000.  The Company believes this Agreement is no longer in effect.  However, there can be no assurance that CAMC will not attempt to maintain otherwise which would lead to litigation.

There are no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to our stockholders.

Critical Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Diamondhead Casino Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrated Credit Risk

The Company maintains its cash and cash equivalents with one institution which exceeded federally insured limits throughout the year. At December 31, 2014, the Company had cash on deposit of approximately $593,000 in excess of the federal insured limit of $250,000.

Fair Value Measurements

The Company follows the provisions of Accounting Standards Codification (“ASC) Topic 820 “Fair Value Measurements,” for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. The standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Input other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable input that reflects our own assumptions.

Sensitivity Analysis to Changes in Level 3 Assumptions

Significant inputs include the expected dates when required conditions are met under the conversion terms of the debentures, the underlying market cap due to borrowings and losses, and discount for lack of marketability while in the delisted mode, and reversed when the Company becomes publicly listed as projected by management. In addition, use of different ranges of bond discount rates and changes in historical volatility rates would also result in a higher or lower fair value.

Current assets and current liabilities are financial instruments and management believes that their carrying amounts are reasonable estimates of their fair values due to their short term nature.

The convertible debentures and derivative liability approximate fair value based on Level 3 inputs.

Impairment of Long-Lived Asset

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the assets to the estimated undiscounted future cash flows projected to be generated by the assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount the carrying value exceeds the fair value of such assets determined by appraisal, discounted cash flow projections, or other means.

Stock Based Compensation Expense

In determining the fair value of options and warrants granted or modified, the Company uses the Black-Scholes option-pricing model, consistent with the provisions of ASC Topic 718. Valuations are determined using the weighted-average assumptions of dividend yield, expected volatility and risk-free interest rates.

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company uses projected volatility rates, which are based upon historical volatility rates, trended into future years. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s options.

ITEM 3.  PROPERTIES

Diamondhead, Mississippi Property

The Company owns, through its wholly-owned subsidiary, Mississippi Gaming Corporation, an approximate 404 acre tract of unimproved land in Diamondhead, Mississippi. The property is located at 7051 Interstate 10, Diamondhead, Mississippi 39525 (hereafter “the Diamondhead Property” or “the Property”). The Property is located entirely within the City of Diamondhead and Hancock County. The Property is zoned “C-2 - Interstate Commercial/Gaming/Resort.”

Purchase Price and Payment for the Property

On June 19, 1993, the Company, through its wholly-owned subsidiary, Mississippi Gaming Corporation (hereafter “MGC”), exercised an option to purchase the 404.5 acres of land in Diamondhead, Mississippi for $4,000,000.  MGC obtained a $2,000,000 loan from Casinos Austria Maritime Corporation (“CAMC”) to complete the purchase of the property. The loan was secured by a first mortgage on the property. The first mortgage loan was payable, interest only, at 8% per annum for fifteen months. The full principal balance on the first mortgage loan was due and payable on June 30, 1995. Prior to its due date, the first mortgage was paid in full from the proceeds of a loan obtained by the Company in May of 1995 from First Union National Bank of Florida. The loan due to First Union National Bank of Florida was subsequently paid in full.

On June 19, 1993, MGC also entered into an Option Agreement to purchase approximately 80 acres of land included within the 404 acre site for a purchase price of ten dollars ($10.00). The option was originally purchased so as to avoid certain limitations that attached to the underlying parcels.  It was in the interest of the Company and its Diamondhead project that certain litigation instituted by the seller of the property be completed before MGC exercised this option. The litigation was finalized in 2002.  In December 2002, MGC exercised its option. The property was transferred to MGC by Warranty Deed on December 18, 2002.  The exercise of this option gave MGC full title to the entire 404 acre tract.

Liens on Diamondhead Property

In 2014, liens were placed on the Property to secure certain obligations of the Company. These consist of an Executives Lien and an Investors’ Lien which are in pari passu.

There is an “Executives Lien” on the Property for a maximum of $2 million in favor of certain executives to whom monies are owed for accrued, but unpaid salaries, expenses and Directors fees. The President of the Company is the primary beneficiary of this lien.

In addition, there is an Investors Lien on the Property securing the investment of purchasers of securities in a Private Placement dated February 14, 2014, as amended.  There is a lien in the aggregate amount of $1 million in favor of the Holders of the original and/or Amended and Restated First Tranche Collateralized Convertible Senior Debentures issued for an aggregate of $1 million and a lien in the aggregate amount of $850,000 in favor of the Holders of the Second Tranche Collateralized Convertible Senior Debentures issued for an aggregate of $850,000.

In addition, there will be a lien on the Property in favor of the Holders of the Third Tranche Collateralized Convertible Senior Debentures in the aggregate amount of $850,000, if and when the Third Tranche Collateralized Convertible Senior Debentures are issued. Thus, there could be a maximum lien in favor of the Holders of the foregoing Debentures in the maximum, aggregate amount of $2.7 million.

The Amended and Restated First Tranche Collateralized Convertible Senior Debentures, the Second Tranche Collateralized Convertible Senior Debentures and the Third Tranche

Collateralized Convertible Senior Debentures are convertible, under certain circumstances, to common stock of the Company. If and when these Debentures have been converted to common stock of the Company, the liens securing these Debentures will be removed. There can be no assurance that the foregoing Debentures will be able to be converted to common stock of the Company and that these liens will be removed.

Thus, there are liens in the maximum aggregate amount of $3.85 million on the Property. If and when the Third Tranche Collateralized Convertible Senior Debentures are issued, there would be liens in the maximum aggregate amount of $4.7 million on the Property.

Residential Lot

In January 2010, the Company purchased a small, residential lot located on a canal southwest of the Property near the back entrance of the Property. The Company paid $65,000 for the lot. The purchase price was paid with 108,000 shares of common stock of the Company. The property, which comprises less than a quarter of an acre, was acquired to permit the Company to control the appearance and approach to the back entrance of its commercial Property. The residential lot is located at 3518 Diamondhead Drive South, Diamondhead, Mississippi 39525.

Office Location

The Company leases a furnished and equipped townhouse office from its President at 1013 Princess Street, in Alexandria, Virginia 22314, pursuant to a Landlord/Tenant Month to Month Lease. The terms of the lease, as adjusted for square footage and certain other applicable differences, were based on the terms of the last lease signed by the Company with an unrelated third party for unfurnished office space leased in Largo, Florida.  The Company pays a base rent in the amount of $4,534 per month for approximately 2473 square feet of commercial space, in addition to any and all expenses relating to the property, including property taxes, property insurance, telephone, electric, water and cable. The Company’s executive office and all of its active files are located in this office.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2015, to the Company’s knowledge, based on filings with the Securities & Exchange Commission by certain beneficial owners and/or information received by the Company, the beneficial ownership of the outstanding Voting Stock held by (i) each person or entity beneficially owning more than 5% of the shares of any class of Voting Stock, (ii) each director, nominee, and certain executive officers, individually, and (iii) all directors and executive officers as a group. The Common Stock and the Voting Preferred Stock vote as a single class and each share thereof is entitled to one vote per share.

BENEFICIAL OWNER	AMOUNT OF STOCK	CLASS OF STOCK	PERCENT OF CLASS	PERCENT OF VOTING (1)
Europa Cruises Corporation Employee Stock Ownership Plan Trust Deborah A. Vitale, Trustee (2) 1013 Princess Street Alexandria, Virginia 22314	2,386,370	Common	5.04%	4.85%
Edson Arneault (3) Chairman of the Board President of Casino World, Inc. 1 Riverside Drive New Cumberland, West Virginia 26047	—
Deborah A. Vitale (2)(4) Director, President, Secretary and Treasurer Chairman and Treasurer of Casino World, Inc. Chairman, President, Treasurer of Mississippi Gaming Corporation 1013 Princess Street Alexandria, Virginia 22314	6,399,128	Common	13.52%	13.01%
Gregory Harrison (5) Director and Vice President 16209 Kimberly Grove Gaithersburg, Maryland 20878	1,467,279	Common	3.10%	2.98%
Benjamin J. Harrell (6) Director 162 Hesper Avenue Metairie, Louisiana 70005	475,000	Common	1.00%	.97%
Martin Blount Director c/o 1013 Princess Street Alexandria, Virginia 22314	—

Serco International	901,831	Common S-NR	1.90%	5.55%
Financial Advisory and	900,000	Preferred S-	100.00%
Management Services Limited (7) P.O. Box 52 A-1072 Vienna, Austria	926,000	Preferred	100.00%
Austroinvest International	901,831	Common S-NR	1.90%	5.55%
Limited (7)	900,000	Preferred S-	100.00%
30, DeCastro Street, Road Town Tortola, British Virgin Islands	926,000	Preferred	100.00%
Serco International Limited (7)	901,831	Common S-NR	1.90%	5.55%
4, George Street	900,000	Preferred S-	100.00%
Mareva House P.O. Box N-3937 Nassau, Bahamas	926,000	Preferred	100.00%
Ernst G. Walter (7)	901,831	Common S-NR	1.90%	5.55%
P.O. Box 15	900,000	Preferred S-	100.00%
1072 Vienna, Austria	926,000	Preferred	100.00%
College Health and Investment Ltd. (8) College Health and Investment LP (8) Samuel I. Burstyn, General Partner 701 Brickell Avenue, 24th Fl Miami, FL 33131	3,515,982	Common	7.43%	7.15%
All Directors & Executive Officers (5 Persons)	8,341,407	Common	17.62%	16.96%

(1)                              Common Stock, Series S-NR Preferred Stock and Series S Preferred Stock have been combined for the purpose of calculating voting percentages.

(2)                                  The Europa Cruises Corporation Employee Stock Ownership Plan (“ESOP”) was established on August 18, 1994. The Trustee of the ESOP is Deborah A. Vitale. As of December 31, 2014, a total of 2,295,450 ESOP shares had been released for allocation to participants in the ESOP and an additional 318,180 shares had been forfeited by the Trust. The participants in the ESOP are entitled to direct the Trustee as to the manner in which the Company’s allocated shares are voted. The remaining 2,386,370 unallocated shares are voted by the Trustee. The Trustee is required to vote the unallocated ESOP shares in the best interests of the ESOP beneficiaries.

(3)                                  Pursuant to a Private Placement dated February 14, 2014, on March 31, 2014, Mr. Arneault purchased a Collateralized Convertible Senior Debenture convertible into 166,667 shares of Common Stock. On December 31, 2014, pursuant to the same Private Placement, as amended, he purchased a second Collateralized Convertible Senior Debenture convertible into 111,111 shares of Common Stock.  The conditions required for conversion of the Debentures into Common Stock of the Company have not yet been met.  Assuming the conditions required for conversion are met in the future, Mr. Arneault’s Debentures would be converted into a total of 277,778 shares of Common Stock without any action on the part of Mr. Arneault.

(4)                                  Includes 2,386,370 unallocated common shares of the ESOP Trust; 767,000 shares of Common Stock owned directly by Ms. Vitale; options to purchase 2,825,000 shares of Common Stock; and 420,758 shares of Common Stock, which represent shares of Common Stock held in Ms. Vitale’s fully vested ESOP participant account.

(5)                                 Includes 1,217,279 shares of Common Stock owned directly by Mr. Harrison; options to purchase 150,000 shares of Common Stock; and a convertible Promissory Note and Warrant to purchase common stock, which are convertible or exercisable into a total of 100,000 shares of common stock. The Warrant referred to will expire March 31, 2015. Pursuant to a Private Placement dated February 14, 2014, on March 31, 2014, Mr. Harrison purchased a Collateralized Convertible Senior Debenture convertible into 166,667 shares of Common Stock. The conditions required for conversion of this Debenture into Common Stock of the Company have not yet been met. Assuming the conditions required for conversion are met in the future, Mr. Harrison’s Debenture would be converted into a total of 166,667 shares of Common Stock without any action on the part of Mr. Harrison, at which time his holdings, assuming no other changes occurred, would total 1,640,449.

(6)                                  Includes 400,000 shares of Common Stock owned directly by Mr. Harrell and an option to purchase 75,000 shares of Common Stock.

(7)                                  Serco International Financial Advisory and Management Services Ltd., Austroinvest International Limited, and Serco International Limited (f/k/a Serco International Financial Advisory and Management Services, Ltd.), are affiliated entities. The Company is informed that Dr. Ernst Walter is the sole Director and President of each company. The total beneficial ownership of securities of the Company held by the foregoing includes: 901,831 shares of Common Stock owned by Serco International Financial Advisory and Management Services, Ltd.; 926,000 shares of Series S Preferred Stock owned by Austroinvest International Limited; and 900,000 shares of Series S-NR Preferred Stock owned by Serco International Limited.

(8)                                  Includes 1,659,868 shares of Common Stock owned by College Health & Investment LP, 506,164 shares of Common Stock owned by College Health & Investment Ltd, 200,000 shares of Common Stock owned by Alana Burstyn, 199,950 shares of Common Stock owned by Sean Burstyn, c/o Burstyn.  College Health & Investment Ltd. holds a Promissory Note, issued March 25, 2010, convertible into 300,000 shares of Common Stock and Warrants to purchase 300,000 shares of Common Stock at $1.00 per share. The Warrant to purchase 300,000 shares of common stock will expire on March 25, 2015. College Health & Investment Ltd. holds Warrants to purchase 350,000 shares of Common Stock at $0.25 per share. The foregoing persons and entities appear to share a common address, 701 Brickell Avenue, Miami, FL 33131. Samuel I. Burstyn is the General Partner

of College Health & Investment LP, which the General Partner maintains, is also known as College Health & Investment, Ltd. Does not include 200,000 shares of Common Stock held by Shari Jakobowitz, Custodian FBO Ava Burstyn, under the Florida Uniform Transfer Minor Act.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

Below is information regarding the Company’s current officers and directors. Officers are appointed annually by the Board of Directors to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer dies, resigns, is replaced, or is removed by the Board of Directors. Directors are elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. A majority of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at a meeting, in person or telephonically, to constitute a quorum. Any action required or permitted to be taken by the Board of Directors individually or collectively, may be taken without a meeting if all members of the Board of Directors consent, in writing, to the action.

Officers and
Directors	Age	Position(s)
Edson R. “Ted” Arneault	67	Chairman of the Board of Diamondhead Casino Corporation, President, Chief Executive Officer Casino World, Inc.
Martin Blount	52	Director
Benjamin J. Harrell	61	Director
Gregory A. Harrison	70	Director, Vice-President
Deborah A. Vitale	64	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Background of Current Executive Officer and Directors

Edson R. “Ted” Arneault was elected a Director of the Company and Chairman of the Board of Directors of the Company on March 31, 2014. On the same date, the Board of Directors of Casino World, Inc., a wholly-owned subsidiary of the Company, which is expected to develop and operate the Diamondhead casino, named Mr. Arneault to the Board of Directors of Casino World, Inc. and elected Mr. Arneault to the position of President and CEO of Casino World, Inc.  From 1992 through 2008, Mr. Arneault served as Chairman, President and Chief Executive Officer of MTR Gaming Group (NASDAQ: MNTG), a publicly-traded company. Mr. Arneault has significant experience in the gaming industry and, though not currently licensed, has previously held gaming licenses in Pennsylvania, West Virginia, Ohio, and Nevada. Since 2009, Mr. Arneault has served as President of New ERA Consulting, which provides marketing, government relations, capital formation, financing, and human resources consulting services to various companies. Since 2009, Mr. Arneault has also served as a principle and co-CEO of Braneault Enterprises, LLC, which advises political, commercial and entrepreneurial enterprises in all facets of marketing management. Since 2001, Mr. Arneault has served as a co-host of

“Black and Gold Sunday,” a sports program on KDKA radio. Since 1981, Mr. Arneault has served as President of Century Energy Management Co., Inc. and its predecessors, an oil and gas operating company founded in 1980, which has drilled and operated numerous gas wells. Mr. Arneault is also a member of the American Institute of Certified Public Accountants and was previously licensed as a CPA in Michigan, Ohio, and Louisiana. Mr. Arneault has worked as a tax partner with Seidman and Seidman (BDO Seidman) and as a tax consultant for Arthur Andersen & Company. Mr. Arneault was a Distinguished Military Graduate and served as a Captain in the United States Air Force from 1969 to 1972 and on active duty in the Middle East, Africa and Asia.

Martin C. Blount was elected a Director of the Company on June 9, 2010. Since approximately 1986, Mr. Blount has been a stock broker and registered investment banker. Since approximately April of 2013, Mr. Blount has also served as a licensed structured settlement agent for Galaher Settlements & Insurance Services, Inc. Mr. Blount also represents professional athletes and is a certified Major League Baseball agent. Mr. Blount is a graduate of West Virginia Wesleyan College and holds a B.A. degree in Sociology.

Benjamin J. Harrell was elected a Director of the Company on July 18, 2002. Mr. Harrell was the founder and served as President and CEO of Pete Fountain Productions, Inc. from 1979 until it was acquired in 1999 by Production Group International, Inc. (“PGI”), a global event communications company, which was subsequently acquired by TBA Global Events, LLC in 2005. Mr. Harrell managed the acquiring company’s business in the New Orleans area. He currently serves as Head of U.S. Operations of Kuoni Destination Management, Inc., a global event and travel company which specializes in event solutions, corporate meetings, incentive programs and sporting events. He also served as Vice President of Pete Fountain Entertainment, LLC, which until March 2003 operated one of the largest jazz clubs in New Orleans. Since 1975, Mr. Harrell has served as personal manager for the internationally noted jazz artist, Pete Fountain. Mr. Harrell handled all aspects of Mr. Fountain’s career, including promotion, concerts, personal appearances and commercial endorsements. From 1985 through 2003, Mr. Harrell served as President of Cresent Sound & Light, Inc, a professional sound, lighting, video and staging company for the convention and entertainment industry. Mr. Harrell served as a Director of the New Orleans Metropolitan Convention and Visitors Bureau from 1997 through 1999. On January 15, 2004, Mr. Harrell was elected to the Board of Directors of Mississippi Gaming Corporation, a wholly owned subsidiary of the Company.

Gregory A. Harrison, Ph.D., P.E. was elected a Director of the Company on February 20, 1998. Dr. Harrison was appointed Vice-President of the Company on July 18, 2002 and was appointed Secretary of the Company on July 25, 2002. Dr. Harrison is a consulting forensic engineer with forty-nine years of diversified fire protection/safety/project engineering experience with NASA, DOD, NBS, NRC, ARAMCO, and Tenera, L.P. Dr. Harrison is licensed in six states and, effective August 27, 2004, became a Professional Engineer licensed to practice in the state of Mississippi. Dr. Harrison has qualified as an expert witness in various courts in ten states. Dr. Harrison is a partner of Master Jin Kim of Champion Martial Arts, Inc., in the development of an internet martial arts school. Dr. Harrison received a B.S. degree in Fire Protection Engineering from the University of Maryland, an M.S. degree in Civil Engineering from the University of Maryland, an M.S. degree in Engineering Administration from George

Washington University and a Ph.D. in Safety Engineering from Kennedy-Western University. Dr. Harrison has held a top secret security clearance with the U.S. Department of Energy, the U.S. Nuclear Regulatory Commission, and the Department of Defense. Dr. Harrison has served on the Board of Directors of Data Measurement Corporation and was an Advisory Board member of United Bank and First Patriot National Bank.

Deborah A. Vitale has served as President, Chief Executive Officer and Treasurer of the Company since February 1998, as Chief Financial Officer of the Company since September 2011, and as Chairman of the Board of the Company from March 1995 through March 31, 2014. Ms. Vitale served as Secretary of the Company from November 1994 until July 2002, and as Interim Secretary from January 11, 2012 until appointed Secretary again on January 29, 2015. As President and CEO, Ms. Vitale was responsible for all phases of the day-to-day operations of four casino ships sailing out of three Florida ports into international waters and for the management and supervision of hundreds of ship-based and land-based employees. She has been a Director of the Company since December 1992. On February 14, 1997, Ms. Vitale was appointed Chairman of the Board of Directors of Casino World, Inc. and Chairman of the Board of Directors of Mississippi Gaming Corporation, each a subsidiary of the Company.  On September 2, 1997, Ms. Vitale was appointed President of Casino World, Inc. and Mississippi Gaming Corporation.  On March 31, 2014, Ms. Vitale stepped down as Chairman of the Board of the Company and as President and CEO of Casino World, Inc. Ms. Vitale is a trial attorney by background with over thirty years of experience handling complex civil litigation. Ms. Vitale is licensed to practice law in Washington, D.C., Maryland, and Virginia.

ITEM 6.  EXECTIVE COMPENSATION

Compensation Discussion and Analysis

The Company compensated two executives in 2014, the Chairman of the Board of Directors, who also serves as President and Chief Executive Officer of Casino World, Inc., a wholly-owned subsidiary of the Registrant, and the President and CEO, who also serves as a Director, and Chief Financial Officer, Treasurer and Secretary of the Registrant and holds various positions in the Registrant’s subsidiaries. The Board of Directors monitors and approves compensation paid to executives of the Company.

Executive Compensation

Mr. Arneault was appointed Chairman of the Board on March 31, 2014.  Based on his past industry-specific experience and, due to the Company’s limited finances, the Board of Directors determined his annual salary to be $300,000.

The Board of Directors determined Ms. Vitale’s base salary to be $300,000 per annum. Ms. Vitale’s base salary reflects her contribution to the Company in a myriad of corporate roles and responsibilities and more fairly compensates her based upon industry peer review. The Board recognized that Ms. Vitale manages the Company’s business without the benefit of any administrative staff normally associated with the management of a publicly-traded company at significant savings to the Company. Since mid-November of 2009, due to the Company’s cash position, Ms. Vitale, has, from time to time, deferred actual payment of her salary. At December 31, 2014, Ms. Vitale was entitled to cash compensation of $1,091,996 for services rendered from 2010 through 2014, which has accrued and is unpaid at December 31, 2014. In addition, on October 12, 2012, the Board of Directors approved a motion to pay interest on this deferred compensation retroactive to the outstanding amounts due beginning in 2010 through the date of actual payment. Accrued interest through December 31, 2014 amounted to $227,687.

No other additional cash compensation was paid to Mr. Arneault or Ms. Vitale during the two year period ended December 31, 2014.

The following table provides information concerning the compensation of the Chairman of the Board of Directors and the President and Chief Executive Officer. No compensation was paid to any other person during 2014 and 2013.

SUMMARY COMPENSATION TABLE

						Non-Equity	Nonqualified	(3)
					(2)	Incentive	Deferred	All
Name and		(1)		Stock	Option	Plan	Compensation	Other
Occupation	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Edson Arneault	2014	$225,000	None	None	None	None	None	$11,250	$236,250
Chairman	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Deborah A. Vitale	2014	$300,000	None	None	None	None	None	$106,739	$406,739
President	2013	$300,000	None	None	$343,348	None	None	$85,428	$728,776

(1)                             Mr. Arneault became employed by the Company effective March 31, 2014. In 2014, Mr. Arneault was paid $150,000 of his salary with the remainder deferred to a later date. In 2014, Ms. Vitale was paid $150,000 of her salary for 2014 with the remainder deferred to a later date. In 2013, Ms. Vitale received no cash compensation and payment of all of her 2013 compensation was deferred to a later date.

(2)                              In the first quarter of 2013, the Board of Directors awarded an option to purchase 2,000,000 shares of common stock at a price of $0.19 per share to Deborah A. Vitale, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Interim Secretary and then-Chairman of the Board of Directors. In conjunction with the award, Ms. Vitale agreed to forfeit a previously-awarded option to purchase 450,000 shares of common stock at $1.25 per share, which would have expired on October 27, 2015. At the same time, the Board of Directors voted to extend the expiration date of a previously-awarded option to Ms. Vitale to purchase 750,000 shares of common stock at $ 0.30 per share from March 11, 2013 to October 27, 2015 and voted to extend the expiration date of a previously awarded option to Ms. Vitale to purchase 75,000 shares of common stock at $ 0.75 per share from July 23, 2013 to October 27, 2015.

Reference is hereby made to Note 3, “Summary of Significant Accounting Policies — Stock Based Compensation” in the attached consolidated financial statements, for a determination of the variables used in computing the value of option awards.

(3)                      In 2014, Mr. Arneault earned a pro-rated portion of the annual Director fee of $15,000. None of the earned Director fee was paid to Mr. Arneault in 2014.

In 2014, Ms. Vitale earned an annual Director fee of $15,000. In addition, Ms. Vitale earned interest on the portion of her unpaid compensation for the years 2010 through 2014. In 2014, interest in the amount of $91,739 was earned. In 2013, Ms. Vitale earned an annual Director fee of $15,000. In addition, Ms. Vitale earned interest on the portion of her unpaid compensation for the years 2010 through 2014 in the amount of $70,428. None of the above amounts were paid to Ms. Vitale in 2014 or 2013.

The following tables provide a summary of the outstanding equity awards of the Chairman of the Board and President at December 31, 2014.

SUMMARY OF OUTSANDING EQUITY AWARDS AT FISCAL YEAR END

Option Awards

Equity
Incentive
Plan
Awards
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexpired	Option	Option
	Options	Options	Unexercised	Exercise	Expiration
Name	Exercisable	Unexercisable	Options	Price	Date
Edson Arneault	None	None	None

Deborah A. Vitale	2, 000,000	None	None	$0.19	3/13/18
	750,000	None	None	$0.30	10/27/15
	75,000	None	None	$0.75	10/27/15

Stock Awards

			Equity	Incentive
			Incentive	Plan Awards
			Plan Awards	Market or
			Number of	Payout Value
	Number of	Market Value of	Unearned	of Unearned
	Shares or Units	Shares or Units	Shares, Units or	Shares, Units or
	Of Stock That	Of Stock That	Other Rights That	Other Rights That
	Have Not	Have Not	Have Not	Have Not
Name	Vested	Vested	Vested	Vested
Edson Arneault	None	None	None	None
Deborah A. Vitale	None	None	None	None

OPTION EXERCISES AND STOCK VESTED IN 2014

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired	Realized	Acquired	Realized
	On	On	On	On
Name	Exercise	Exercise	Vesting	Vesting

Edson Arneault	None	None	None	None
Deborah A. Vitale	None	None	None	None

The Company sponsors an employee stock ownership plan which is a tax deferred defined contribution pension plan formed in 1994. Ms. Vitale has been a plan participant since 1998. No contributions were made to Ms. Vitale’s participant account for the years ending December 31, 2014 or 2013.

At December 31, 2014, Ms. Vitale was 100% vested in 420,758 share of common stock which had been contributed to the plan on her behalf in past years.

Directors’ Compensation

Effective January 1, 2013, the directors of the Company will be compensated at a rate of $15,000 per annum. Each Director will be eligible for an annual payment in the amount of $15,000 as long as they remain a Director through December 31 of the applicable year, absent death or incapacitation. The annual payment to new directors will be prorated based upon months served in their initial year as a Director. Directors are reimbursed for certain approved expenses incurred in connection with Company business and for certain approved expenses incurred in connection with attendance at non-telephonic Board, committee, or other meetings.  Directors are from time to time, awarded non-qualified options to purchase common stock of the Company.

The table below summarizes Director Compensation for the year ended December 31, 2014.

DIRECTOR COMPENSATION

	Earned or			Non- Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total

Gregory A. Harrison	$15,000	None	None	None	None	None	$15,000
Benjamin Harrell	$15,000	None	None	None	None	None	$15,000
Martin Blount	$15,000	None	None	None	None	None	$15,000

Other Compensation Arrangements

The Company has an agreement with Director Blount pursuant to which he will be paid a bonus in the event of any recovery received from litigation against BP relating to the oil spill. This Director will receive ten percent of any amounts received by the Company, after deduction of attorney fees and expenses relating to the litigation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

On August 18, 1994, the Company (f/k/a Europa Cruises Corporation), established the Europa Cruises Corporation Employee Stock Ownership Plan (the “ESOP”). The ESOP, which is a qualified retirement plan under the provisions of Section 401(a) of the Internal Revenue Code and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code, was established primarily to invest in stock of the Company. All employees as of December 31, 1994, and subsequent new employees having completed 1,000 hours of service, are eligible to participate in the ESOP. The Company also established a trust called the Europa Cruises Corporation Employee Stock Ownership Plan Trust Agreement, to serve as the funding vehicle for the ESOP. Deborah A. Vitale is the sole Trustee of the Trust.

As of December 31, 2014, a total of 2,295,450 shares of Common Stock had been released for allocation to participants in the ESOP.  An additional 318,180 shares had been forfeited by the Trust. The Company made no contributions to the ESOP Plan for the years ended December 31, 2011, 2012, 2013 and 2014. The participants in the ESOP are entitled to direct the Trustee as to the manner in which the Company’s allocated shares are voted. The remaining 2,386,370 unallocated shares are voted by the Trustee. The Trustee is required to vote the unallocated ESOP shares in the best interests of the ESOP beneficiaries.

On August 21, 1994, the Company loaned $4,275,000 to the ESOP in exchange for a ten-year promissory note bearing interest at eight percent per annum. On August 24, 1994, the ESOP purchased 2,880,000 shares of the Company’s Common Stock with the proceeds of the loan. On August 25, 1994, the Company loaned an additional $3,180,000 to the ESOP in exchange for a ten year promissory note bearing interest at eight percent per annum. On August 26, 1994, the ESOP purchased an additional 2,120,000 shares of the Company’s Common Stock with the proceeds of the loan. The shares of Common Stock were pledged to the Company as security for the loans. The promissory notes will be repaid with the proceeds of annual contributions made by the Company to the ESOP. In April of 1995, the Company agreed to extend the maturity of the loans to twenty years. Effective for the Plan year beginning January 1, 2001, the Company amended the plan and related loans for the purpose of limiting excise tax liability for plan contributions in excess of IRS Code Section 415 limitations. To accomplish this, the Company agreed to extend the maturity of the loans to fifty years.

The Company leases a furnished and equipped townhouse office from its President at 1013 Princess Street, in Alexandria, Virginia 22314, pursuant to a Landlord/Tenant Month to Month Lease. The terms of the lease, as adjusted for square footage and certain other applicable differences, were based on the terms of the last lease signed by the Company with an unrelated third party for unfurnished office space leased in Largo, Florida. The Company pays a base rent in the amount of $4,534 per month for approximately 2,473 square feet of commercial space, in addition to any and all expenses relating to the property, including property taxes, property insurance, telephone, electric, water and cable. The Company’s office and all of its active files are located in this office.

Rent expense associated with this lease amounted to $70,348 and $70,272 for the years ended December 31, 2014 and 2013, respectively. Ms. Vitale received direct cash payments totaling $140,806 for current and past year rents in 2014 and no direct cash payments in 2013.

On March 31, 2014, the Company accepted a subscription in the amount of $150,000 from Mr. Edson Arneault in the Private Placement dated February 14, 2014, in which the Company offered to sell $3,000,000 in Collateralized Convertible Senior Debentures. Effective March 31, 2014, as part of the Private Placement, Mr. Arneault was appointed a Director and Chairman of the Board of Directors of the Company. On the same date, the Company accepted a subscription in the amount of $150,000 from Gregory A. Harrison, a Director and Vice President of the Company. On or about December 31, 2014, Mr. Harrison elected to reject the Company’s Offer to Amend the terms for issuance and conversion of the Second and Third Tranche Collateralized Convertible Senior Debentures and was refunded $100,000 from funds held in Escrow pursuant to the terms of the Private Placement Memorandum dated February 14, 2014.

The Company has an agreement with a current Director which would give rise to payment of a fee under certain conditions. See Item 6. Executive Compensation — Other Compensation Arrangements.

The Company’s policies and procedures require Board of Director approval of any related party transaction that involves an Officer or Director of the Company or any of its subsidiaries.

Director Independence

Our common stock is not listed on any national securities exchange or quoted on any inter-dealer quotation service that imposes independent standards on our Board of Directors. However, in evaluating the independence of its members, the Company’s management determined that Mr. Blount and Mr. Harrell are independent directors by virtue of the fact that they are not officers or employees of the Company.  The Company has no written independence standards it follows in making the above determination. See Item 6. Executive Compensation-Other Compensation Arrangements.

ITEM 8.  LEGAL PROCEEDINGS

College Health & Investment, L.P. v. Diamondhead Casino Corporation (In the Superior Court of the State of Delaware In and For New Castle County) (Case No. N15C-01-119 WCC)

On January 15, 2015, the plaintiff, a beneficial owner of in excess of 5% of the common stock of the Company, filed suit for breach of a Promissory Note issued March 25, 2010, in the principle amount of $150,000, with interest payable at 12% per annum, with a maturity date of March 25, 2012. Plaintiff seeks payment of principle of $150,000, interest due through December 31, 2014 in the amount of $45,000, and interest due of 12% per annum from December 31, 2014 until entry of judgment. On January 22, 2015, the defendant forwarded a Notice of Conversion to plaintiff, exercising the Borrower’s right to convert the principal and any interest due on the Note into common stock. On February 11, 2015, the Company moved to dismiss the complaint as moot. The plaintiff filed an opposition to the motion to dismiss alleging that the Note was convertible only prior to its maturity date. The matter is pending.

College Health & Investment, L.P. v. Diamondhead Casino Corporation (In the Court of Chancery of the State of Delaware) (Case No. 10663-CB)

On February 13, 2015, the plaintiff, a beneficial owner in excess of 5% of the common stock of the Company, filed a Verified Complaint Pursuant to 8 Del.C.§211(c), with a Verification signed by the plaintiff’s General Partner, Samuel I. Burstyn, seeking an order compelling the Company to hold an annual meeting. The Company agreed to entry of an Order setting a new date for an annual meeting of June 8, 2015, a Record Date of April 24, 2015, and to clarify that there is no advance notice requirement for the submission of stockholder proposals at the Company’s annual stockholders’ meetings. This case was consolidated with the below-captioned case.

College Health & Investment, L.P. v. Edson R. Arneault, Deborah A. Vitale, Gregory A. Harrison, Martin Blount and Benjamin Harrell (In the Court of Chancery of the State of Delaware) (Case No. 10793-CB)

On March 14, 2015, the plaintiff, a beneficial owner in excess of 5% of the common stock of the Company, filed a Verified Complaint, with a Verification signed by the plaintiff’s General Partner, Samuel I. Burstyn. In Count I, the plaintiff alleges that the defendants breached their fiduciary duty of disclosure. In Count II, the plaintiff alleges that defendants breached their fiduciary duties of loyalty and care. The defendants believe that plaintiff’s claims are without merit and intend to vigorously defend this lawsuit. The plaintiff sought injunctive relief, but no monetary damages other than attorneys’ fees.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company’s securities are not being traded on any United States market or any foreign market. There is no established public trading market for the common stock of the Company or for the preferred stock of the Company or for any other securities issued by the Company or underlying any securities. See Item 2. Financial Information-Liquidity-Private Placement Dated February 14, 2014 (which includes a description of the SEC’s issuance of an Order of Suspension of Trading with respect to the Company’s securities and an Order, effective September 4, 2014, revoking the registration of the Company’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended).

The Company intends to file for inclusion of our common stock on the Over-the-Counter Bulletin Board, however, there can be no assurance that FINRA will approve the inclusion of our common stock.

At December 31, 2014, there were (i) 3,440,000 shares of Common Stock subject to existing options to purchase common equity of the Company, (ii) 3,036,500  shares of Common Stock subject to existing warrants to purchase common equity of the Company, (iii)1,925,000 shares of

Common Stock issuable upon the conversion of outstanding promissory notes of the Company, (iv)  260,000 shares of Common Stock issuable upon conversion of the Company’s Series S-PIK Junior, Non-Voting, Convertible, Non-Redeemable Preferred Stock, and (v) up to 5,055,555 shares of Common Stock issuable upon conversion of outstanding debentures issued by the Company pursuant to its Private Placement dated February 14, 2014, as amended (see “Item 2. Financial Information - Private Placement Dated February 14, 2014, as amended).

Of the issued and outstanding shares of the Company’s Common Stock, the Company believes that 8,350,976 shares could be sold under Rule 144 promulgated under the Securities Act of 1933, as amended. In addition, derivatives composed of non-plan stock options, warrants to purchase common stock, convertible notes, convertible debentures and convertible preferred stock, if converted into shares of the Company, may increase the total number of common shares of the Company which may be sold under Rule 144 to an aggregate total of 22,068,031 common shares.

The Company has no agreement in place to register any of its shares with the Securities and Exchange Commission other than with respect to certain piggy-back registration rights in connection with the Company’s private placement of convertible debentures dated February 14, 2014 and the shares of Common Stock underlying such debentures.  See “Item 2. Financial Information - Private Placement Dated February 14, 2014 - Piggyback Registration Rights.”

Market Price

The market price of the Company’s common stock was highly volatile when it traded in the past. A lack of liquidity in the stock, announcements by the Company, its competitors, the industry, or other casino-related, gaming-related, economy-related, or various other announcements, can lead to wide swings in the market price of the Common Stock if and when it does trade.

From November 22, 2002 until September 3, 2014, shares of the Company’s Common Stock, $.001 par value (the “Common Stock”), traded on the over-the-counter market under the symbol “DHCC.” The following table sets forth the high and low closing price quotations of the Common Stock in each full quarter during the periods set forth. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2013		2014
	High	Low	High		Low

First Quarter	$0.25	$0.15	$0.86		$0.61
Second Quarter	0.20	0.12	0.74		0.42
Third Quarter	0.35	0.08	0.75		0.36
Fourth Quarter	0.75	0.22	0.46	*	0.46	*

*The Registrant’s common stock last traded on September 3, 2014. The stock had a closing price of $ 0.46 per share on that date.  The Registrant’s common stock did not trade in the fourth quarter of 2014.

On March 1, 2015, there were 878 registered holders of record of the Common Stock of the Company.

Dividends on Common Stock

We have never paid any cash dividends on our Common Stock and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to fund operations and promote our business strategy. Any future determination to pay cash dividends on our Common Stock will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, if any, capital requirements, and such other factors as the Board of Directors deems relevant.

Equity Compensation Plans

On December 19, 1988, the Company adopted a stock option plan (the “Plan”) for its officers and management personnel under which options could be granted to purchase up to 1,000,000 shares of the Company’s common stock. Accordingly, the Company reserved 1,000,000 shares for issuance under the Plan. The option price may not be less than 100% of the market value of the shares on the date of the grant.  The options expire within ten years from the date of grant.  At December 31, 2014, no options from this plan were issued or exercised.

See “Item 6. Executive Compensation” which is included elsewhere in this registration statement and includes a summary of the attributes of non-plan options issued to Executive Officers and Directors of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has no operations and no revenue stream. The Company has had to raise funds to sustain itself and pay its costs and expenses through the sale of securities. Since 2012, the Company has offered and sold securities pursuant to the following two private placements.

Private Placement Dated February 14, 2014, as Amended

Pursuant to a Private Placement Memorandum dated February 14, 2014, the Company offered up to an aggregate of $3,000,000 of its securities to accredited or institutional investors in three tranches. The offering was made in reliance on the exemption from registration afforded under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506 of Regulation D under the Securities Act.  See “Item 2. Financial Information-Private Placement Dated February 14, 2014” which is included elsewhere in this registration statement and includes a description of the attributes of the convertible debentures issued and issuable with respect to the Company’s February 14, 2014 private placement, as amended, including, without limitation, related commissions and expenses.

The Company raised aggregate gross proceeds of $1 million from the sale of the First Tranche Debentures and aggregate gross proceeds of $850,000 from the sale of the Second Tranche Debentures. A total of $850,000 is being held in Escrow for the purchase of the Third Tranche

Debentures. The Escrow Agent will release the $850,000 to the Company and the Company will issue the Third Tranche Debentures to the Investors, assuming the conditions for issuance of the Third Tranche Debentures have been met by the Company on or before June 30, 2015.

As of December 31, 2014, the Company had used proceeds totaling approximately $1,006,900 from the sale of the First and Second Tranche Debentures. A detailed description of the use of proceeds is contained in a table included in Item 2 —Liquidity.

Private Placement Dated July 1, 2012

Pursuant to a Private Placement dated July 1, 2012, the Company offered to sell a minimum of 20 Units, for a minimum offering of $105,000, and a maximum of 50 Units, for a maximum offering of $262,500. Each Unit cost $5,250 and consisted of 35,000 shares of Common Stock, par value $ .001 per share, and a five year Warrant to purchase 35,000 shares of Common Stock at a purchase price of $ .25 per share.

The Investors in the offering were “accredited investors” as defined in Rule 501 of Regulation D promulgated under Securities Act of 1933, as amended (the “Securities Act”). The offering was made in reliance on the exemption from registration afforded under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act. No commissions, fees or bonuses were paid to any placement agent, director, or officer in connection with the offering.

The Company raised an aggregate of $151,725 from the sale of the Units and sold an aggregate of 1,011,500 shares of Common Stock. The proceeds of the offering were used to pay taxes on the Diamondhead Property, to pay property insurance premiums, to pay directors and officers liability insurance premiums, to pay certain then-current liabilities of the Company, for general corporate purposes and working capital, and to sustain the Company while it sought additional financing.

The Warrants may be redeemed, at the option of the Company, at any time prior to the Expiration Date, at the price of $ .001 per Warrant Share (“Redemption Price”), provided that the last sales price of the Common Stock has been at least $ .50 per share, on each of ten consecutive trading days ending on the third business day prior to the date on which notice of redemption is given. In the event the Company elects to redeem the Warrant, the Company shall fix a date for the redemption. Notice of redemption shall be given to the Holder of the Warrant not less than 30 calendar days prior to the date fixed for redemption (“the Redemption Date”). The Warrant may be exercised by the Holder in whole only, at any time after notice of redemption shall have been given by the Company and prior to the time and date fixed for redemption. On and after the Redemption Date, the Holder shall have no further rights except to receive, upon surrender of the Warrant, the Redemption Price.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 50,000,000 shares of Common Stock par value $ .001, and 5,000,000 shares of preferred stock, par value $.01 per share. The following description of our Common Stock is intended as a summary only and is qualified in its entirety by reference to our Certificate of Incorporation, as amended, and By-laws, as amended, to date.

Each share of common stock shall entitle the holder thereof to one vote. At each meeting of the stockholders, each stockholder entitled to vote thereat may vote in person or by proxy duly appointed by an instrument in writing subscribed by such stockholder.

Under our Bylaws, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the Annual Meetings of stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the stockholders’ meeting, unless the vote of a greater number is required by law or the certificate of incorporation. Approval of a proposed amendment to our Certificate of Incorporation, as amended, requires the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

According to our charter documents, holders of our Common Stock do not have preemptive rights and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking funds provided for our common stockholders. Shares of our Common Stock share ratably in dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available for distribution as dividends. In the event of a liquidation, dissolution, or winding up of the Company, the holders of our Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and distributions to holders of preferred stock with preferential liquidation rights to distributions. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation limits the liability of our directors and provides for indemnification of our directors to the fullest extent permitted by Delaware General Corporation Law, as amended. Our Certificate of Incorporation provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation further provides that if the Delaware General Corporation Law is amended after approval of the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

In addition, our Bylaws require that the corporation hold harmless and indemnify its officers and directors from and against all judgments, fines, liabilities, amounts paid in settlement and expenses, including attorneys’ fees, incurred directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such provisions substantially limit a shareholders’ ability to hold officers and directors liable for breaches of fiduciary duty and may require us to indemnify our officers and directors for any liability incurred as well as for legal fees and expenses incurred in defending any claims or actions. The general effect of the foregoing is that a current or former officer or director of the Company may be insured or indemnified by the Company for any liability incurred, or legal fees and expenses incurred, arising from their actions or inactions while serving as an officer or director.

Under Delaware law, we may indemnify our directors or other persons who were, are, or are threatened to be made a party to an action, suit or proceeding because the person is or was our director, officer, employee or agent, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with the action, suit or proceeding, if the person (i) acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements for the years ended December 31, 2014 and 2013 are attached as Exhibit 99.1 to this report.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.                                         FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

(a)	3.1	Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on November 15, 1988.

(b)	3.1.1	Amendment to Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on September 4, 1992.

(b)	3.1.2	Amendment to Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on November 22, 2002.

(a)	3.2	By-laws of the Company.

(b)	3.2.1	Amendment of By-laws of the Company, dated February 16, 2015.

(b)	4.1	Certificate of Designation of Preferences, Rights, and Limitations of Series S Voting, Non-Convertible, Redeemable Preferred Stock Par value $0.01

		per Share as filed with the Secretary of State of Delaware on August 5, 1993.

(b)	4.2

Certificate of Designation of Preferences, Rights, and Limitations of Series S-NR Voting, Non-Convertible, Non-Redeemable Preferred Stock Par value $0.01 per Share, as filed with the Secretary of State of Delaware on September 13, 1993.

(b)	4.3

Certificate of Designation of Preferences, Rights, and Limitations of Series S-PIK Junior, Non-Voting, Convertible, Non-Redeemable Preferred Stock Par value $0.01 per Share, as filed with the Secretary of State of Delaware on March 23, 1994.

(c)	10.1	Consulting Agreement between Europa Cruises Corporation and Casinos Austria Maritime Corporation dated September 16, 1994.

(d)	10(mm)	Management Agreement between the Company and Casinos Austria Maritime Corporation dated June 19, 1993.

(a)	10(d)	The Company’s 1988 Stock Option Plan.

(e)	10.6	Term Sheet (Redacted) for $1 Million Line of Credit dated October 22, 2008.

(f)	10.7	Private Placement Memorandum dated March 1, 2010.

(f)	10.7.1	Appendix (C) to Private Placement Memorandum dated March 1, 2010 (Form of Promissory Note).

(f)	10.7.2	Appendix (D) to Private Placement Memorandum dated March 1, 2010 (Form of Warrant).

(f)	10.8	Private Placement Memorandum dated October 25, 2010.

(f)	10.8.1	Appendix (C) to Private Placement Memorandum dated October 25, 2010 (Form of Promissory Note).

(f)	10.8.2	Appendix (D) to Private Placement Memorandum dated October 25, 2010 (Form of Warrant).

(g)	10.9	Private Placement Memorandum dated February 14, 2014.

(b)	10.9.1	Offers to Amend dated December 4, 2014.

(b)	21.1	List of Subsidiaries of the Company.

(b)	99.1	Consolidated Financial Statements of the Company for the years ended December 31, 2014 and 2013.

Index to Exhibits

(a)                                  Previously filed as an exhibit to the Company’s Registration Statement on Form S-18 No. 33-26256-A filed December 20, 1988 and incorporated by reference.

(b)                                 Attached as an Exhibit to this Form 10.

(c)                                   Previously filed as an exhibit to the Company’s S-2 Registration Statement No. 33-89014 filed January 31, 1995 and incorporated by reference.

(d)                                  Previously filed as an exhibit to the Company’s Annual Report on Form 10-KSB for the years ended December 31, 1993 and 1994.

(e)                                   Previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference.

(f)                                    Previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference.

(g)                                   Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed April 4, 2014 and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diamondhead Casino Corporation
(Registrant)

Date:	March 31, 2015	/s/ Deborah A. Vitale
		By:	Deborah A. Vitale
President